B2GOLD CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the quarter ended March 31, 2018
(All tabular amounts are expressed in thousands of United States dollars, unless otherwise stated)

This Management’s Discussion and Analysis (“MD&A”) has been prepared as at May 9, 2018 and contains certain “forward-looking statements” under Canadian and United States securities laws. All statements, other than statements of historical fact, included herein, including without limitation statements regarding potential mineralization, exploration results and future plans and objectives of B2Gold Corp. (the “Company” or “B2Gold”), are forward-looking statements that involve various risks, uncertainties and assumptions. See the “Caution on Forward-Looking Information” section. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements, as a result of a number of factors, including those set out in “Risks and Uncertainties.”
The following discussion of the operating results and financial position of the Company should be read in conjunction with the unaudited condensed interim consolidated financial statements and the notes thereto of the Company for the three months ended March 31, 2018 which have been prepared in accordance with International Accounting Standard 34 - Interim Financial Reporting of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and the audited consolidated financial statements and the notes thereto of the Company for the year ended December 31, 2017. All amounts are expressed in United States dollars, unless otherwise stated. All production results and the Company's guidance presented in this MD&A reflect total production at the mines the Company operates on a 100% basis.
Additional information related to B2Gold Corp., including the Annual Information Form, is available on SEDAR at www.sedar.com.
OVERVIEW
B2Gold Corp. is a Vancouver-based gold producer with five operating mines (one in Mali, one in Namibia, one in the Philippines and two in Nicaragua). In addition, the Company has a portfolio of other evaluation and exploration projects in Mali, Burkina Faso, Colombia, Nicaragua, Namibia and Finland. The Company currently operates the Fekola Mine in Mali, which achieved commercial production on November 30, 2017, the Otjikoto Mine in Namibia, the Masbate Mine in the Philippines and La Libertad and El Limon Mines in Nicaragua. The Company presently has an 81% interest in the Kiaka Project in Burkina Faso and a 49% interest in the Gramalote Project in Colombia.
Consolidated gold revenue in the first quarter of 2018 was a quarterly record of $344 million on record sales of 259,837 ounces at an average price of $1,325 per ounce compared to $146 million on sales of 119,937 ounces at an average price of $1,219 per ounce in the first quarter of 2017. This significant increase in revenue of 135% (or $198 million) was attributable to the new production from the Fekola Mine, as well as a 9% increase in the average realized gold price and the timing of gold shipments (including 27,450 ounces sold in the quarter which related to Fekola’s December 31, 2017 bullion and in-circuit gold inventories).

With the Fekola Mine, the Company's largest and lowest cost mine, now in production, consolidated gold production in the first quarter of 2018 was a quarterly record of 239,684 ounces, a significant increase of 81% (or 106,948 ounces) over the same period last year, and 7% (or 16,252 ounces) above budget. In its first full quarter of operations (after achieving commercial production on November 30, 2017, within only 60 days from start-up), the new Fekola Mine continued to operate above plan, producing 114,142 ounces of gold in the first quarter of 2018, 11% (or 11,228 ounces) above budget. The Masbate Mine and the Otjikoto Mine also had a solid start to the year with both mines exceeding their targeted production levels for the quarter (refer to “Review of Mining Operations and Development Projects" section below).
In the first quarter of 2018, consolidated cash operating costs1 were $481 per ounce, $67 per ounce and 12% less than budget and $83 per ounce or 15% less than the first quarter of 2017. The favourable variance against budget reflects higher than budgeted gold production at the Fekola, Otjikoto and Masbate mines coupled with slightly lower production costs at these mines. These favourable variances were partially offset by slightly lower than budgeted production from La Libertad and El Limon mines. Consolidated cash operating costs per ounce in the first quarter of 2018 were lower than the first quarter of 2017 mainly due to the impact of the Fekola Mine's first full quarter of low-cost commercial production.

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1 “Cash operating costs” a non-IFRS measure; for a reconciliation from this measure to the most directly comparable measure specified, defined or determined under IFRS and presented in our financial statements, refer to “Non-IFRS Measures”

All-in sustaining costs2 for the three months ended March 31, 2018 were $750 per ounce compared to budget of $897 per ounce and $889 per ounce for the prior year quarter. The decrease compared to budget was mainly a result of a lower than budgeted cash operating costs as discussed above and lower than planned capital expenditures mainly at La Libertad Mine, which are expected to be incurred later in the 2018. All-in sustaining costs for the first quarter of 2018 were lower than the first quarter of 2017 due to the higher production in the first quarter of 2018 and 15% lower cash operating costs per ounce in the first quarter of 2018. Overall, sustaining capital expenditures for the first quarter of 2018 were consistent with the first quarter of 2017.
For the first quarter of 2018, the Company generated net income of $57 million ($0.06 per share) compared to a net loss of $5 million (negative $0.01 per share) in the first quarter of 2017. Adjusted net income3 for the first quarter of 2018 was $57 million ($0.06 per share) compared to adjusted net income of $19 million ($0.02 per share) in the first quarter of 2017.
On February 22, 2018, the Company announced a positive initial Inferred Mineral Resource estimate for the Toega Project located in Burkina Faso with an initial Inferred Mineral Resource estimate of 17,530,000 tonnes of 2.01 grams per tonne (“g/t”), containing 1,130,000 ounces of gold (100% basis). The Toega mineralized zone now extends 1,200 metres along strike, and is 430 metres wide and up to 400 metres deep. The Toega mineralized zone remains open along strike to the north-northeast and down dip. Recent drilling has intersected good grade in a potential new mineralized zone. Drilling is ongoing to infill and determine the ultimate size and economic potential of the Toega zone and to further test the new mineralized zone.
On February 23, 2018, the Company announced a positive initial open-pit inferred mineral resource at the newly-discovered El Limon Central zone in Nicaragua, of 5,130,000 tonnes at a grade of 4.92 g/t) of gold containing 812,000 ounces of gold (100% basis). Inferred Mineral Resources are amenable to open-pit mining methods and are reported within a pit shell run using a gold price of US$1,400/oz., an average gold recovery of 83.8% (based on preliminary metallurgical testwork), and recent El Limon Mine cash operating costs. The El Limon Central zone, at its closest location, is approximately 150 metres from the El Limon mill facility, extending southeast and northwest, adjacent to existing plant and administrative infrastructure. Historical records indicate that parts of the Central zone had been mined underground in past decades. B2Gold's recent exploration work indicates that historical underground mining was much more limited than previously thought. B2Gold is currently conducting additional metallurgical testing on the El Limon Central ore along with a study to evaluate the potential to expand the El Limon throughput to increase annual gold production and reduce cash operating costs. The study is expected to be completed by mid-2018.
On April 18, 2018, the Company announced positive drill results from the Company’s 2017 exploration program at the Fekola area which indicated that the main Fekola deposit, with additional drilling, could extend significantly to the north. A total of approximately 10,000 metres of diamond drilling have now been completed in 2018 in the Fekola North extension. These drill results, combined with previous results, continue to convert resources to reserves within the resource pit boundary and further expand the Fekola North extension zone mineralization to now at least one kilometre north of the Fekola reserve pit boundary. These drill results along with previous results confirm the potential for the Fekola deposit to increase in size significantly to the north, and indicate the potential, with further drilling for a larger open-pittable resource and reserve.
At March 31, 2018, the Company had cash and cash equivalents of $168 million compared to cash and cash equivalents of $147 million at December 31, 2017. The Company had a working capital deficit at March 31, 2018 of $88 million compared to a working capital deficit of $99 million at December 31, 2017. The working capital deficit at March 31, 2018 is a result of the classification of the Company's convertible senior subordinated notes to current liabilities since they are due on October 1, 2018. In 2016, the Company made a strategic decision to fund the construction of the Fekola Mine without using equity to fund part of the construction cost. Construction and pre-development of the Fekola Mine were funded using a combination of operating cash flows from the Company's existing mines and as well as available debt facility capacity including the Company's revolving credit facility ("RCF") and Fekola equipment financing loans. In addition, the Company entered into $120 million Prepaid Sales arrangements, the proceeds of which were used to help fund Fekola construction costs in 2016.

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2 “All-in sustaining costs” is a non-IFRS measure; for a reconciliation from this measure to the most directly comparable measure specified, defined or determined under IFRS and presented in our financial statements, refer to “Non-IFRS Measures”
3 “Adjusted net income” is a non-IFRS measure; for a reconciliation from this measure to the most directly comparable measure specified, defined or determined under IFRS and presented in our financial statements, refer to “Non-IFRS Measures”

At March 31, 2018, the Company had drawn $275 million under the $500 million RCF, leaving an undrawn and available balance under the existing facility of $225 million. Subsequent to March 31, 2018, the Company repaid an additional net $25 million under the RCF leaving an undrawn and available balance under the RCF of $250 million. At March 31, 2018, the Company also had Euro 5 million ($6 million equivalent) of undrawn capacity on its Fekola equipment loan facility and $5 million of undrawn capacity on its Masbate equipment loan facility. The Company expects to utilize the balance of both undrawn equipment loan facilities for equipment purchases in 2018 and early 2019. With the successful and earlier than anticipated ramp up of the Fekola Mine in 2017, the Company has begun to reduce its overall consolidated debt levels, including making $75 million of repayments on its RCF in the first quarter of 2018. The planned repayment of debt in 2018 also includes the anticipated repayment of the Company's $259 million convertible notes which mature on October 1, 2018, unless the notes are converted into shares prior to that date (conversion price of $3.93 per share). The Company projects that based on current assumptions, including a $1,300 per ounce gold price, that it will have sufficient liquidity from 2018 operating cash flows and existing credit facilities to repay the notes in full and maintain a strong cash position.
With the large, low-cost Fekola Mine having now completed its first quarter of commercial production, B2Gold is on target to achieve transformational growth in 2018. With the planned first full year of production from the Fekola Mine, the outlook for 2018 provides for dramatic production growth of approximately 300,000 ounces versus 2017, as consolidated annual gold production is expected to increase significantly to be between 910,000 and 950,000 ounces with cash operating costs expected to remain low at between $505 and $550 per ounce and all-in sustaining costs are expected to decrease by approximately 6% from 2017 and be between $780 and $830 per ounce.

REVIEW OF FINANCIAL RESULTS
Selected Quarterly Financial and Operating Results

	Three months ended
	March 31,
	2018	2017

Gold revenue(1) ($ in thousands)	344,288	146,256

Net income (loss)(1) ($ in thousands)	57,428	(4,557)

Earnings (loss) per share – basic(1)(2) ($/share)	0.06	(0.01)

Earnings (loss) per share – diluted(1)(2) ($/share)	0.04	(0.01)

Cash flows from operating activities(1)(3) ($ in thousands)	147,276	39,599

Gold sold(1) (ounces)	259,837	119,937

Average realized gold price ($/ounce)	1,325	1,219

Gold produced(1) (ounces)	239,684	132,736

Cash operating costs(1)(4) ($/ounce gold)	481	564

Total cash costs(1)(4) ($/ounce gold)	569	607

All-in sustaining costs(1)(4) ($/ounce gold)	750	889

Adjusted net income(1)(2)(4) ($ in thousands)	57,341	19,357

Adjusted earnings per share(1)(2)(4) – basic ($)	0.06	0.02
(1) Includes the results from the Fekola Mine from December 1, 2017.
(2) Attributable to the shareholders of the Company.
(3) Cash flows provided by operating activities for the three months ended March 31, 2018 and 2017, each included delivery into Prepaid Sales transactions of $15 million while the three months ended March 31, 2017 included $15 million in proceeds from Prepaid Sales transactions and delivery into Prepaid Sales transactions.
(4) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.
First quarter 2018 and 2017
Revenue
Consolidated gold revenue in the first quarter of 2018 was a quarterly record of $344 million on record sales of 259,837 ounces at an average price of $1,325 per ounce compared to $146 million on sales of 119,937 ounces at an average price of $1,219 per ounce in the first quarter of 2017. This significant increase in revenue of 135% (or $198 million) was attributable to the new production from the Fekola Mine, as well as a 9% increase in the average realized gold price and the timing of gold shipments (including 27,450 ounces sold in the quarter which related to Fekola’s December 31, 2017, finished and in-circuit gold inventories).

Consolidated gold revenue for the first quarter of 2018 included $15 million relating to the delivery of gold into the Company's Prepaid Sales contracts associated with the Company's Prepaid Sales transactions entered into in March 2016. During the first quarter of 2018, 12,908 ounces of gold were delivered under these contracts.

In the first quarter of 2018, the Fekola Mine accounted for $163 million (Q1 2017 - $nil) of gold revenue from the sale of 122,600 ounces, the Otjikoto Mine accounted for $57 million (Q1 2017 - $48 million) of gold revenue from the sale of 42,829 ounces (Q1 2017 - 38,829 ounces), the Masbate Mine accounted for $80 million (Q1 2017 - $60 million) of gold revenue from the sale of 60,000 ounces (Q1 2017 - 49,000 ounces), the Libertad Mine accounted for $25 million (Q1 2017 - $31 million) of gold revenue from the sale of 18,558 ounces (Q1 2017 - 25,280 ounces) and $21 million (Q1 2017 - $8 million) of gold revenue was contributed by the Limon Mine from the sale of 15,850 ounces (Q1 2017 - 6,828 ounces).

Production and operating costs
With the Fekola Mine, the Company's largest and lowest cost mine, now in production, consolidated gold production in the first quarter of 2018 was a quarterly record of 239,684 ounces, a significant increase of 81% (or 106,948 ounces) over the same period last year, and 7% (or 16,252 ounces) above budget. In its first full quarter of operations (after achieving commercial production on November 30, 2017, within only 60 days from start-up), the new Fekola Mine continued to operate above plan, producing 114,142 ounces of gold in the first quarter of 2018, 11% (or 11,228 ounces) above budget. The Masbate Mine and the Otjikoto Mine also had a solid start to the year with both mines exceeding their targeted production levels for the quarter (refer to “Review of Mining Operations and Development Projects" section below).
In the first quarter of 2018, consolidated cash operating costs (refer to "Non-IFRS Measures") were $481 per ounce, $67 per ounce and 12% less than budget and $83 per ounce or 15% less than the first quarter of 2017. The favourable variance against budget reflects higher than budgeted gold production at the Fekola, Otjikoto and Masbate mines coupled with slightly lower production costs at these mines. These favourable variances were partially offset by slightly lower than budgeted production from La Libertad and El Limon mines. Consolidated cash operating costs per ounce in the first quarter of 2018 were lower than the first quarter of 2017 mainly due to the impact of the Fekola Mine's first full quarter of low-cost commercial production.
All-in sustaining costs (refer to "Non-IFRS Measures") for the three months ended March 31, 2018 were $750 per ounce compared to budget of $897 per ounce and $889 per ounce for the prior year quarter. The decrease compared to budget was mainly a result of a lower than budgeted cash operating costs as discussed above and lower than planned capital expenditures mainly at La Libertad Mine, which are expected to be incurred later in the 2018. All-in sustaining costs for the first quarter of 2018 were lower than the first quarter of 2017 due to the higher production in the first quarter of 2018 and 15% lower cash operating costs per ounce in the first quarter of 2018. Overall, sustaining capital expenditures for the first quarter of 2018 were consistent with the first quarter of 2017.
Royalties and production taxes
Royalties and production taxes included in total cost sales were $21 million for the three months ended March 31, 2018 compared to $6 million for the comparable period in 2017. The increase in royalties and production taxes was due to a 117% increase in the gold ounces sold, a 9% increase in the average realized gold price and the inclusion of sales from the Fekola Mine which have a higher total royalty/production tax rate of 8.25% compared to the Company's other mines which range from 4% to 6%.
Depreciation and depletion
Depreciation and depletion expense included in total cost of sales was $81 million in the first quarter of 2018 compared to $36 million in the first quarter of 2017. The increase in depreciation expense was mainly due to an 117% increase in the gold ounces sold and a 3% increase in the depreciation charge per ounce of gold sold.
Other
General and administrative (“G&A”) costs relate mainly to the Company’s head office in Vancouver, the Managua and Santo Domingo offices in Nicaragua, the Makati office in the Philippines, the Windhoek office in Namibia, the Bamako office in Mali (starting after commencement of commercial production on December 1, 2017). G&A for the first quarter of 2018 was $12 million compared to $7 million for the first quarter of 2017. The $5 million increase compared to the prior year quarter consisted mainly of $2 million of G&A incurred in the first quarter of 2018 relating to the Bamako office in Mali, which was capitalized as development costs in the first quarter of 2017, and a $2 million increase in personnel costs resulting from the timing of bonus accruals and payments.
During the quarter ended March 31, 2018, the Company made the decision to dispose of its interest in the Mocoa property. This transaction is expected to close within the next 12 months. As a result, the property has been written down to its estimated fair value of $11 million and impairment losses totalling $18 million were recognized in net income during the first quarter of 2018. The estimated fair value of Mocoa was based on the terms and conditions of a Letter of Intent received for the purchase of the property on February 27, 2018.

The Company’s results for the first quarter of 2018 included a non-cash mark-to-market gain of $11 million on the convertible senior subordinated notes compared to a non-cash mark-to-market loss of $14 million in the first quarter of 2017. The convertible notes are measured at fair value on each financial reporting period-end date with changes flowing through the statement of operations. At March 31, 2018, the convertible notes were trading at 101.4% of par value compared with 106.5% at December 31, 2017. The decrease in the note value is driven by the change in the underlying stock price which decreased to C$3.53 at March 31, 2018 from C$3.88 at December 31, 2017. The Company's convertible senior subordinated notes mature on October 1, 2018.

The Company reported $8 million in interest and financing expense during the first quarter of 2018 as compared with $2 million (net of capitalized interest) in the comparable period of 2017. During the three months ended March 31, 2017, the Company capitalized interest costs on its borrowings attributable to funds spent on the Fekola Project in the amount of $5 million. Interest capitalization ceased December 1, 2017 when commercial production was reached. Interest expense (net of capitalized interest) relating to the convertible senior subordinated notes was recorded as part of the overall change in fair value of the notes in the statement of operations.
For the first quarter of 2018, the Company recorded a net current income tax expense of $39 million compared to $5 million in the first quarter of 2017. In the first quarter of 2018, the current income tax expense consisted mainly of corporate income tax expense in Mali, the Philippines and Nicaragua. The increase in the current income tax expense is a result of the profitable Fekola Mine reaching commercial production on November 30, 2017 and the expiry of an income tax holiday in the Philippines which expired on June 30, 2017.
For the first quarter of 2018, the Company generated net income of $57 million ($0.06 per share) compared to a net loss of $5 million (negative $0.01 per share) in the first quarter of 2017. Adjusted net income (refer to “Non-IFRS Measures”) for the first quarter of 2018 was $57 million ($0.06 per share) compared to adjusted net income of $19 million ($0.02 per share) in the first quarter of 2017. Adjusted net income in the first quarter of 2018 primarily excluded impairment of long-lived assets of $18 million, share-based payments of $4 million, non-cash mark-to-market gains of $11 million relating to the overall change in fair value of the Company’s convertible senior subordinated notes, unrealized gains on derivative instruments of $2 million and a deferred income tax recovery of $9 million.
Cash flow provided by operating activities was $147 million in the first quarter of 2018 compared to $40 million in the first quarter of 2017, an increase of $107 million. This increase is mainly due to an increase in revenues of $198 million, offset by an increase of $55 million in production costs, a $15 million increase in royalties and production taxes and a $35 million increase in current taxes. The first quarter of 2018 was also positively impacted by non-cash working capital changes of $14 million compared with negative $17 million in the first quarter of 2017. The main changes in non-cash working capital in the quarter related to a $36 million increase in accrued taxes payable primarily relating to the Fekola Mine in Mali which reached commercial production on November 30, 2017 and the Philippines where the existing five year income tax holiday ended June 30, 2017. Offsetting the increase in taxes payable was a $16 million increase in inventory. The increase in inventory mainly related to the purchase of supplies inventory for the Fekola Mine in Mali.
At March 31, 2018, the Company had cash and cash equivalents of $168 million compared to cash and cash equivalents of $147 million at December 31, 2017. The Company had a working capital deficit at March 31, 2018 of $88 million compared to a working capital deficit of $99 million at December 31, 2017. The working capital deficit at March 31, 2018 is a result of the classification of the Company's convertible senior subordinated notes to current liabilities since they are due on October 1, 2018. In 2016, the Company made a strategic decision to fund the construction of the Fekola Mine without using equity to fund part of the construction cost. Construction and pre-development of the Fekola Mine were funded using a combination of operating cash flows from the Company's existing mines and as well as available debt facility capacity including the Company's RCF and Fekola equipment financing loans. In addition, the Company entered into $120 million Prepaid Sales arrangements, the proceeds of which were used to help fund Fekola construction costs in 2016.
At March 31, 2018, the Company had drawn $275 million under the $500 million RCF, leaving an undrawn and available balance under the existing facility of $225 million. Subsequent to March 31, 2018, the Company repaid an additional net $25 million under the RCF leaving an undrawn and available balance under the RCF of $250 million. At March 31, 2018, the Company also had Euro 5 million ($6 million equivalent) of undrawn capacity on its Fekola equipment loan facility and $5 million of undrawn capacity on its Masbate equipment loan facility. The Company expects to utilize the balance of both undrawn equipment loan facilities for equipment purchases in 2018 and early 2019. With the successful and earlier than anticipated ramp up of the Fekola Mine in 2017, the Company has begun to reduce its overall consolidated debt levels, including making $75 million of repayments on its RCF in the first quarter of 2018. The planned repayment of debt in 2018 also includes the anticipated repayment of the Company's $259 million convertible notes which mature on October 1, 2018, unless the notes are converted into shares prior to that date (conversion price of $3.93 per share). The Company projects that based on current assumptions, including a $1,300 per ounce gold price, that it will have sufficient liquidity from 2018 operating cash flows and existing credit facilities to repay the notes in full and maintain a strong cash position.

REVIEW OF MINING OPERATIONS AND DEVELOPMENT PROJECTS
Fekola Mine - Mali

Three months ended
March 31,
2018(1)

Gold revenue ($ in thousands)	163,280

Gold sold (ounces)	122,600

Average realized gold price ($/ ounce)	1,332

Tonnes of ore milled	1,316,818

Grade (grams/ tonne)	2.84

Recovery (%)	94.8

Gold production (ounces)	114,142

Cash operating costs(2) ($/ ounce gold)	268

Total cash costs(2) ($/ ounce gold)	384

All-in sustaining costs(2) ($/ounce)	486

Capital expenditures ($ in thousands)	21,087

Exploration ($ in thousands)	1,985
(1) The Fekola Mine reached commercial production on November 30, 2017.
(2) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

In its first full quarter of commercial operations (after achieving commercial production on November 30, 2017, within only 60 days from start-up), the new Fekola Mine in Mali continued to demonstrate strong operational performance by running above plan on mill feed grade, throughput and recoveries. This resulted in the Fekola Mine producing 114,142 ounces of gold in the first quarter of 2018, 11% (or 11,228 ounces) above budget. Mill feed grade, throughput and recoveries were 2.84 grams per tonne (“g/t”) (compared to budget of 2.76 g/t), 1,316,818 tonnes (compared to budget of 1,249,474 tonnes) and 94.8% (compared to budget of 92.7%), respectively. Throughout the quarter, the transition to the long-term operating phase continued, with many construction personnel making the transition to operations, accompanied by training and skills development in all departments.

The Fekola Mine’s cash operating costs (refer to “Non-IFRS Measures”) were $268 per gold ounce for the first quarter of 2018, $70 per ounce lower than budget due to a combination of higher than budgeted gold production and lower than budgeted mining costs (as a larger percentage of the waste tonnes mined consisted of soft material which did not require drilling and blasting, therefore also lowering the operational and maintenance costs of the mining equipment). Mining is producing above planned production rates, while maintaining total and unit (per tonne) costs below budget. Mined ore grade and tonnages are reconciling well with the resource model to date and 3.3 million tonnes of ore have been stockpiled. Mining costs may increase as maintenance requirements increase but should remain at or below budget for the remainder of the year. Processing and site general costs were on budget for the first quarter, reflecting the successful transition from construction to steady state operations.

All-in sustaining costs (refer to “Non-IFRS Measures”) for the three months ended March 31, 2018 were $486 per ounce compared to a budget of $602 per ounce. All-in sustaining costs in the first quarter of 2018 compared to budget reflect higher than budgeted production and the lower than budgeted cash operating costs as discussed above. In addition, the lower than budgeted all-in sustaining costs resulted from timing differences for capital expenditures, including prestripping costs, which were not incurred in the first quarter of 2018 and are expected to be incurred later in the year.
Capital expenditures in the first quarter of 2018 totalled $21 million consisting of $7 million in construction carryover for the completion of the powerhouse and other projects, $2 million for Fadougou relocation costs, $6 million for prestripping of phases 3 and 4 of the Fekola pit and $4 million for the construction of stages 2 and 3 of the tailings storage facility (with capacity through 2021).
The Fekola Mine is expected to produce between 400,000 and 410,000 ounces of gold in 2018, the first full year of production. Cash operating costs are expected to be between $345 and $390 per ounce and all-in sustaining costs between $575 and $625 per ounce.

Positive drill results from the Company’s 2017 exploration program at the Fekola area indicated that the main Fekola deposit, with additional drilling, could extend significantly to the north. In addition, drilling below the extensive saprolite resource at the Anaconda zones has discovered four, well-mineralized bedrock (sulphide) zones, indicating the potential for large, Fekola-style mineralized zones.

The Company’s 2018 exploration budget for Mali is approximately $15 million, focusing on the Fekola North Extension zone and sulphide targets below the Anaconda saprolite zones. A total of approximately 10,000 metres of diamond drilling have been completed to date this year in the Fekola North extension. These drill results, combined with previous results, continue to convert resources to reserves within the resource pit boundary and further expand the Fekola North extension zone mineralization to now at least one kilometre north of the Fekola reserve pit boundary, and approximately 900 metres north of the current resource pit boundary.  Drilling continues, and will be ongoing through the rest of 2018, to further define the Fekola North extension and further infill drill the Fekola resource. The Company will continue to release material drill results, as they become available and expects to release an updated Fekola mineral resource in the third quarter of 2018.

In 2016, pursuant to applicable mining law, the Company formed a new 100% owned subsidiary company, Fekola SA, which now holds the Company's interest in the Fekola Project. Following signing of a shareholder's agreement between the Company and the State of Mali (the "Fekola Shareholder Agreement"), the Company will now contribute a 10% free carried interest in Fekola SA to the State of Mali. The State of Mali also has the option to purchase an additional 10% of Fekola SA which it has confirmed its intent to exercise. The Company has signed a mining convention in the form required under the 2012 Mining Code (the "Fekola Convention") that relates to, among other things, the ownership, permitting, reclamation bond requirements, development, operation and taxation applicable to the Fekola Project with the State of Mali. In August 2017 the Company finalized certain additional agreements with the State of Mali including the Fekola Shareholders Agreement, Share Purchase Agreement and an amendment to the Fekola Mining convention to address and clarify certain issues under the 2012 Mining Code. The Fekola Mining Convention, as amended, will govern the procedural and economic parameters pursuant to which the Company will operate the Fekola Project. The Shareholders' Agreement and the Share Purchase Agreement for the purchase of the additional 10% of Fekola have been finalized and signed by the relevant Malian government ministers and the Malian Council of Ministers. The agreements are now subject only to ratification by the Mali National Assembly. The Company expects that ratification of the agreements will now be concluded during the National Assembly's session in June 2018. Upon such ratification, the Company will transfer ownership of 20% of Fekola SA to the State of Mali. The first non-participating 10% of the State of Mali's ownership will entitle it to an annual priority dividend equivalent to 10% of calendar net income of Fekola SA. The second fully participating 10% of the State of Mali's interest will entitle it to ordinary dividends payable on the same basis as any ordinary dividends declared and payable to the Company for its 80% interest.

Otjikoto Mine - Namibia

	Three months ended
	March 31,
	2018	2017

Gold revenue ($ in thousands)	57,035	47,677

Gold sold (ounces)	42,829	38,829

Average realized gold price ($/ ounce)	1,332	1,228

Tonnes of ore milled	827,227	832,805

Grade (grams/ tonne)	1.51	1.62

Recovery (%)	98.7	98.6

Gold production (ounces)	39,499	42,774

Cash operating costs(1) ($/ ounce gold)	569	413

Total cash costs(1) ($/ ounce gold)	627	447

All-in sustaining costs(1) ($/ounce)	758	771

Capital expenditures ($ in thousands)	11,376	12,552

Exploration ($ in thousands)	404	331
(1) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

The Otjikoto Mine in Namibia, in which the Company holds a 90% interest, also had a strong start to the year, following a record year of gold production in 2017, with first quarter gold production of 39,499 ounces which was above budget by 6% (or 2,174 ounces). Mill throughput, recoveries and processed grade were all slightly above budget, as the mine continues to incrementally optimize its operations. Compared to the prior-year quarter, gold production was lower by 8% (or 3,275 ounces), as planned, due to a negligible amount of Wolfshag ore being mined in 2018 while Phase 2 of the Wolfshag Pit is being developed. Ore production is planned to resume again from the Wolfshag Pit in 2019 when it is projected to provide higher grade open-pit mill feed. The Otjikoto mill continued to operate well, processing 827,227 tonnes (Budget - 813,699 and Q1 2017 - 832,805 tonnes) in the quarter at an average grade of 1.51 g/t (Budget - 1.46 g/t and Q1 2017 - 1.62 g/t) with gold recoveries averaging 98.7% (Budget - 98.0% and Q1 2017 - 98.6%).

The Otjikoto Mine’s cash operating costs (refer to “Non-IFRS Measures”) were $569 per gold ounce for the first quarter of 2018, which was $57 per ounce lower than budget, but $156 per ounce higher than the prior year quarter. The lower than budget cash operating costs are related to higher than expected production and lower than expected processing and site general costs. These savings were partially offset by 14% higher fuel prices and an 11% strengthening of the Namibian dollar (which is pegged to the Rand) in the period compared to budget. Cash operating costs for the first quarter of 2018 are higher than the prior-year quarter due to higher 2017 gold production, lower fuel costs in 2017 and a weaker Namibian dollar in 2017.
All-in sustaining costs (refer to “Non-IFRS Measures”) for the three months ended March 31, 2018 were $758 per ounce compared to a budget of $808 per ounce and $771 per ounce in the first quarter of 2017. All-in sustaining costs in the first quarter of 2018 compared to budget reflect higher production, lower cash operating costs as discussed above partially offset by slightly higher than budgeted capital expenditures relating to capital repairs incurred in the first quarter of 2018 which were originally planned for later in 2018.

Capital expenditures in the first quarter of 2018 totalled $11 million consisting of $6 million for prestripping, $3 million for installation of a solar power plant and $1 million in mobile equipment rebuilds. Otjikoto’s solar plant commenced full commissioning in early April 2018 and by changing the power plant to an HFO solar hybrid plant is expected to reduce Otjikoto’s HFO consumption by approximately 2.3 million litres and reduce associated power generation fuel costs by approximately 10% in 2018.

The Otjikoto Mine is expected to produce between 160,000 and 170,000 ounces of gold in 2018, primarily from the Otjikoto Pit, at cash operating costs of between $480 and $525 per ounce and all-in sustaining costs of between $700 and $750 per ounce.

The Company’s total exploration budget for Namibia in 2018 is $5 million. Exploration in 2018 will include 17,000 metres of diamond drilling and 4,000 metres of RAB drilling, split between the Otjikoto Project and the Ondundu joint venture.

Geotechnical, hydrogeological and design studies for Wolfshag have been completed, based on an updated resource model, resulting in a larger open pit than previously reported. Mining at Wolfshag commenced in late 2016 and Wolfshag ore provided a significant component of the Otjikoto mill feed in 2017. Updated Wolfshag mineral reserves and resources were reported in the Company's recent Annual Information Form, dated March 23, 2018, with 372,000 ounces of Probable Mineral Reserves (4.29 million tonnes at an average grade of 2.70 g/t, on a 90% attributable basis) remaining in the Wolfshag open pit, as at December 31, 2017. This updated reserve, based on the larger Wolfshag open-pit design, includes an additional 132,000 ounces of Probable Mineral Reserves (1.42 million tonnes at an average grade of 2.88 g/t, on a 90% attributable basis) within Wolfshag Phase 4. In addition, the Wolfshag mineral resource remains open.
Masbate Mine – Philippines

	Three months ended
	March 31,
	2018	2017

Gold revenue ($ in thousands)	80,136	59,979

Gold sold (ounces)	60,000	49,000

Average realized gold price ($/ ounce)	1,336	1,224

Tonnes of ore milled	1,792,579	1,704,001

Grade (grams/ tonne)	1.17	1.28

Recovery (%)	78.5	74.8

Gold production (ounces)	53,147	52,562

Cash operating costs(1) ($/ ounce gold)	542	524

Total cash costs(1) ($/ ounce gold)	611	582

All-in sustaining costs(1) ($/ounce)	751	808

Capital expenditures ($ in thousands)	11,837	14,954

Exploration ($ in thousands)	1,098	1,392
(1) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

The Masbate Mine in the Philippines continued its strong operational performance into the first quarter of 2018, producing 53,147 ounces of gold, 12% (or 5,854 ounces) above budget and 1% (or 585 ounces) higher compared to the prior-year quarter. The increase was mainly due to higher than expected oxide ore tonnage from Vein 5 of the Colorado Pit which positively impacted processing recoveries and throughput. Oxide ore represented 78% of the processed tonnage for the quarter versus budget of 50%.

For the quarter, mill throughput was 1,792,579 tonnes (compared to budget of 1,706,064 tonnes and 1,704,001 tonnes in the first quarter of 2017) and gold recoveries averaged 78.5% (compared to budget of 72.1% and 74.8% in the first quarter of 2017). The average grade processed was 1.17 g/t compared to budget of 1.20 g/t and 1.28 g/t in the first quarter of 2017. Grades were higher in the prior-year quarter due to the high-grade ore from the Main Vein Stage 1 Pit which is no longer in production.

The Masbate Mine’s cash operating costs (refer to “Non-IFRS Measures”) were $542 per gold ounce in the first quarter of 2018, which was $152 per ounce lower than budget but $18 per ounce higher than in the prior year quarter. Cash operating costs were below budget due to higher production combined with lower mining costs (with cost savings in drilling, blasting and grade control) and lower stockpile and deferred stripping adjustments (as compared to budget). Cash operating costs per ounce for the quarter were comparable to the prior-year quarter, due to similar production and continued efficient operations as the mine transitions toward the Main Vein pit.
All-in sustaining costs (refer to “Non-IFRS Measures”) for the first quarter of 2018 were $751 per ounce compared to a budget of $890 per ounce and $808 per ounce in the prior year quarter. All-in sustaining costs in the first quarter of 2018 compared to budget reflect higher than budgeted production and the lower than budgeted cash operating costs as discussed above partially offset by slightly higher capital expenditures incurred in the first quarter of 2018. Costs of $2 million relating to prestripping of Main Vein Stage 3 were capitalized in the first quarter of 2018, whereas in the budget they were included as part of cash operating costs.
Capital expenditures in the first quarter of 2018 totalled $12 million including Masbate processing plant upgrade costs of $4 million, mobile equipment acquisition costs of $2 million and prestripping costs of $2 million.
A detailed capital cost estimate of $26 million was completed by Lycopodium Ltd., working with the Company's engineering team, for the upgrade of the Masbate processing plant to 8 million tonnes per year ($23 million in 2018 and $3 million in 2019). The upgrade, which is being conducted by B2Gold’s in-house team, primarily consists of adding a third ball mill and upgrading the existing crushing circuit. The ball mill is currently on site, with preliminary works planned to commence in the second quarter of 2018. No addition to the mining fleet is required as the additional feed will come from the lower-grade material that was in the original mine plan but was scheduled to be stockpiled. When the expansion is online (expected in early 2019), it is projected to keep Masbate's annual gold production near 200,000 ounces per year during the mining phase, and is expected to keep gold production above 100,000 ounces per year when the low-grade stockpiles are processed at the end of the open-pit mine life.

The Masbate Mine is expected to produce between 180,000 and 190,000 ounces of gold in 2018, primarily from the higher grade Main Vein pit, at cash operating costs of between $675 and $720 per ounce and all-in sustaining costs of between $875 and $925 per ounce.

The Masbate exploration budget for 2018 is approximately $5 million, including 12,000 metres of diamond drilling. The drilling is divided into brownfields drilling to upgrade resources within the mine licence and on regional targets.

La Libertad Mine - Nicaragua

	Three months ended
	March 31,
	2018	2017

Gold revenue ($ in thousands)	24,837	31,070

Gold sold (ounces)	18,558	25,280

Average realized gold price ($/ ounce)	1,338	1,229

Tonnes of ore milled	561,698	561,152

Grade (grams/ tonne)	1.16	1.67

Recovery (%)	92.7	94.5

Gold production (ounces)	19,367	28,539

Cash operating costs(1) ($/ ounce gold)	1,023	728

Total cash costs(1) ($/ ounce gold)	1,050	754

All-in sustaining costs(1) ($/ounce)	1,330	866

Capital expenditures ($ in thousands)	4,615	3,592

Exploration ($ in thousands)	1,167	1,281
(1) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

La Libertad Mine in Nicaragua produced 19,367 ounces of gold in the first quarter of 2018, 10% (or 2,128 ounces) below budget and 32% (or 9,172 ounces) lower than the first quarter of 2017. For the quarter, mill throughput was 561,698 tonnes (compared to budget of 544,050 tonnes and 561,152 tonnes in the first quarter of 2017) with an average grade processed of 1.16 g/t compared to budget of 1.31 g/t and 1.67 g/t in the first quarter of 2017. Gold recoveries averaged 92.7% (compared to budget of 94.0% and 94.5% in the first quarter of 2017). Gold production at La Libertad has been affected by delays in receiving mine permits for new mining areas and lower grades than budgeted from the San Juan Pit and spent ore. However, mine permits are now in place for all open pit and underground operations with the exception of the Jabali Antenna Pit. The San Diego mining permit was received in February 2018 (later than expected) but the new pit is now fully operational. Gold production at La Libertad was slightly above budget for the month of March, as the mill benefitted from increased sources and volume of open pit ore with the new San Juan and San Diego pits coming fully on-stream, and through April 2018 the operation has continued to track to budgeted monthly production.

Jabali Antenna Underground remains under development with the planned ventilation raise now complete. Access ramp development has advanced approximately two months ahead of original schedule for 2018, as a result of an early start by the underground mining contractor. The Company now expects to begin processing ore from Jabali Antenna Underground in July 2018.

La Libertad Mine’s cash operating costs (refer to "Non-IFRS Measures") were $1,023 per gold ounce for the first quarter of 2018, which was $89 per ounce higher than budget and $295 per ounce higher than the first quarter of 2017. Cash operating costs per ounce were higher than budget in the first quarter of 2018 due to the lower than budgeted production discussed above. Cash operating costs per ounce were also 41% higher than the first quarter of 2017, again largely due to lower ounce production with some contribution from operating costs related to opening the new mining areas.

All-in sustaining costs (refer to “Non-IFRS Measures”) for the three months ended March 31, 2018 were $1,330 per ounce compared to a budget of $1,749 per ounce and $866 for the three months ended March 31, 2017. The lower than budgeted all-in sustaining costs for the first quarter of 2018 resulted mainly from lower than budget prestripping costs for the San Juan and San Diego pits ($4 million) and capital costs for the Jabali Antenna mines ($8 million), partially offset by the higher cash operating costs as described above. The Company expects to incur the costs related to San Juan, San Diego and Jabali Antenna later in 2018.

Total capital expenditures in the first quarter of 2018 were $5 million, consisting primarily of $2 million in prestripping and underground development costs of $2 million.

La Libertad Mine is expected to produce between 115,000 and 120,000 ounces of gold in 2018 at cash operating costs of between $745 and $790 per ounce and all-in sustaining costs of between $1,050 and $1,100 per ounce. La Libertad’s production forecast assumes that production will start from the Jabali Antenna Pit in the third quarter of 2018 (dependent upon the successful completion of resettlement activities and receipt of the remaining mining permits). The Company continues to work with local residents, the mayor, and senior government officials to advance the permit status for the Jabali Antenna Pit, and contingency plans to increase production from other current operations are in place to meet guidance should permitting and resettlement be delayed at the Jabali Antenna Pit.

Current plans at La Libertad include mining and processing into 2020, with a combination of mineral reserves and mineral resources. The Company has a successful track record of converting its mineral resources to reserves and exploration for additional mineral targets continues. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

La Libertad’s exploration budget for 2018 is approximately $5 million for a total of 9,000 metres of planned diamond drilling. The program is split between infill (near-mine) drilling and drilling on several regional targets.

El Limon Mine – Nicaragua

	Three months ended
	March 31,
	2018	2017

Gold revenue ($ in thousands)	21,292	8,405

Gold sold (ounces)	15,850	6,828

Average realized gold price ($/ ounce)	1,343	1,231

Tonnes of ore milled	116,310	122,856

Grade (grams/ tonne)	3.81	2.41

Recovery (%)	95.2	92.9

Gold production (ounces)	13,529	8,861

Cash operating costs(1) ($/ ounce)	1,007	994

Total cash costs(1) ($/ ounce)	1,110	1,059

All-in sustaining costs(1) ($/ounce)	1,586	1,572

Capital expenditures ($ in thousands)	5,980	3,331

Exploration ($ in thousands)	1,308	823
(1) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

El Limon Mine in Nicaragua, in which the Company holds a 95% interest, produced 13,529 ounces of gold in the first quarter of 2018, slightly below budget (of 14,405 ounces) and 53% (or 4,668 ounces) higher than the first quarter of 2017. For the quarter, mill throughput was 116,310 tonnes (compared to budget of 118,525 tonnes and 122,856 tonnes in the first quarter of 2017) and gold recoveries averaged 95.2% (compared to budget of 94.0% and 92.9% in the first quarter of 2017). The average grade processed was 3.81 g/t compared to budget of 4.02 g/t and 2.41 g/t in the first quarter of 2017. During 2017, El Limon’s production was affected by operational issues, including underground water pumping breakdowns, which had delayed high-grade ore flow from Santa Pancha Underground. Management changes were made at El Limon and mining operations returned to budgeted (normal) production rates in the fourth quarter of 2017, with operational improvements including the successful rehabilitation of the Santa Pancha 1 dewatering well. The mining permit for the new Mercedes Pit was recently received in December 2017, and the pit is now fully operational, accounting for over 30% of the mined ounces for the quarter. With the Mercedes pit in operation, dewatering systems improving and equipment availability increasing, El Limon is expected to meet 2018 guidance.

El Limon Mine’s cash operating costs (refer to “Non-IFRS Measures”) were $1,007 per ounce for the first quarter of 2018 compared to a budget of $793 per ounce and $994 per ounce for the prior year quarter. Cash operating costs were higher than budget due to the timing of development costs relating to waste movement at the Mercedes pit which were delayed from December 2017 into early 2018 due to permit delays, higher Santa Pancha 2 mining costs and unbudgeted ore purchases to provide plant feed. Now that Mercedes prestripping has been completed, costs are expected to return to budgeted levels for the remainder of 2018. Note that Mercedes is planned to be mined out this year, thus development costs are not capitalized.

All-in sustaining costs (refer to "Non-IFRS Measures") for the three months ended March 31, 2018 were $1,586 per ounce compared to a budget of $1,382 per ounce and $1,572 per ounce for the prior year quarter. All-in sustaining costs were higher than budget due to the higher than budget cash operating costs, partially offset by the timing of lower than budgeted capital costs which are expected to be incurred later in 2018.

Capital expenditures in the first quarter of 2018 totalled $6 million which consisted mainly of underground development costs for Santa Pancha of $2 million and tailing storage facility costs of $1 million.
In 2018, El Limon is expected to produce between 55,000 and 60,000 ounces of gold at cash operating costs of between $700 and $750 per ounce and all-in sustaining costs of between $1,135 and $1,185 per ounce.

Ongoing El Limon Exploration and Development

On February 23, 2018, the Company announced the newly discovered El Limon Central zone. Historical records had indicated that parts of the Central zone had been mined underground in past decades. However, the Company's recent exploration success at the Central zone demonstrated that underground mining was much more limited than previously thought. As a result, on February 23, 2018, the Company announced a positive initial open-pit Inferred Mineral Resource at El Limon Central zone of 5,130,000 tonnes at a grade of 4.92 g/t of gold containing 812,000 ounces of gold (100% basis). The Central zone, at its closest point, is approximately 150 metres from El Limon mill facility, extending southeast and northwest, adjacent to existing plant and administrative infrastructure. This large, good grade, resource has the potential to decrease El Limon's cash operating costs per ounce and all-in sustaining cost per ounce and significantly increase its mine life and potentially lead to mill expansion. The Company is currently conducting additional metallurgical testing on El Limon Central ore samples and a study to evaluate the potential to expand El Limon throughput to significantly increase annual gold production. The study results are expected by mid-2018.

El Limon central vein structure has been drill tested along a 2.2 kilometre strike length so far, and remains open to depth and along strike, and will be further drill tested during 2018. El Limon’s exploration budget for 2018 is approximately $7 million for a total of 25,000 metres of planned diamond drilling to further infill at the Central zone and to further explore the structure along strike where it remains open.
Gramalote - Colombia
In 2017, the Company, in conjunction with its joint venture partner, Anglo Gold Ashanti ("AGA”) advanced the Gramalote Project to the pre-feasibility study stage. For 2018, the Company and AGA have agreed a total work program budget of $18 million to continue to advance the Gramalote Project. However, the Company has capped its contribution for 2018 at $5 million. Therefore, if the full $18 million program is completed in 2018, the Company expects that its ownership in Gramalote will be diluted down to approximately 48.0%. Upon completion of the 2018 work program and evaluation of the results, the Company will reassess its options with respect to the future of the Gramalote Project.
LIQUIDITY AND CAPITAL RESOURCES
At March 31, 2018, the Company had cash and cash equivalents of $168 million compared to cash and cash equivalents of $147 million at December 31, 2017. The Company had a working capital deficit at March 31, 2018 of $88 million compared to a working capital deficit of $99 million at December 31, 2017. The working capital deficit at March 31, 2018 resulted from the classification of the Company's convertible senior subordinated notes to current liabilities since they are due on October 1, 2018. In 2016, the Company made a strategic decision to fund the construction of the Fekola Mine without using equity to fund part of the construction cost. Construction and pre-development of the Fekola Mine were funded using a combination of operating cash flows from the Company's existing mines and as well as available debt facility capacity including the Company's RCF and Fekola equipment financing loans. In addition, the Company entered into $120 million Prepaid Sales arrangements, the proceeds of which were used to help fund Fekola construction costs in 2016.
At March 31, 2018, the Company had drawn $275 million under the $500 million RCF, leaving an undrawn and available balance under the existing facility of $225 million. Subsequent to March 31, 2018, the Company repaid an additional net $25 million under the RCF leaving an undrawn and available balance under the RCF of $250 million. At March 31, 2018, the Company also had Euro 5 million ($6 million equivalent) of undrawn capacity on its Fekola equipment loan facility and $5 million of undrawn capacity on its Masbate equipment loan facility. The Company expects to utilize the balance of both undrawn equipment loan facilities for equipment purchases in 2018 and early 2019. With the successful and earlier than anticipated ramp up of the Fekola Mine in 2017, the Company has begun to reduce its overall consolidated debt levels, including making $75 million of repayments on its RCF in the first quarter of 2018. The planned repayment of debt in 2018 also includes the anticipated repayment of the Company's $259 million convertible notes which mature on October 1, 2018, unless the notes are converted into shares prior to that date (conversion price of $3.93 per share). The Company projects that based on current assumptions, including a $1,300 per ounce gold price, that it will have sufficient liquidity from 2018 operating cash flows and existing credit facilities to repay the notes in full and maintain a strong cash position.

Cash flow provided by operating activities was $147 million in the first quarter of 2018 compared to $40 million in the first quarter of 2017, an increase of $107 million. This increase is mainly due to an increase in revenues of $198 million, offset by an increase of $55 million in production costs, a $15 million increase in royalties and production taxes and a $35 million increase in current taxes. The first quarter of 2018 was also positively impacted by non-cash working capital changes of $14 million compared with negative $17 million in the first quarter of 2017. The main changes in non-cash working capital in the quarter related to a $36 million increase in accrued taxes payable primarily relating to the Fekola Mine in Mali which reached commercial production on November 30, 2017 and the Philippines where the existing five year income tax holiday ended June 30, 2017. Offsetting the increase in taxes payable was a $16 million increase in inventory. The increase in inventory mainly related to the purchase of supplies inventory for the Fekola Mine in Mali.
The Company has an RCF with a syndicate of international banks for an aggregate amount of $500 million. The RCF also allows for an accordion feature whereby upon receipt of additional binding commitments, the facility may be increased to $600 million any time prior to the maturity date.
The RCF will bear interest on a sliding scale of between LIBOR plus 2.25% to 3.25% based on the Company’s consolidated net leverage ratio. Commitment fees for the undrawn portion of the facility will also be on a similar sliding scale basis of between 0.50% and 0.925%. The term of the RCF is four years, maturing on July 7, 2021. Between January 1, 2018 and October 1, 2018, for such time as the indebtedness outstanding under the Company's existing convertible notes is greater than $100 million, the sliding scale interest will temporarily increase to a sliding scale range of between LIBOR plus 2.50% to 4.00%. The increase in the sliding scale rate will cease upon the earlier of (1) reduction of outstanding indebtedness under the Company's existing convertible notes to $100 million or less and (2) maturity of the notes on October 1, 2018. The RCF terms, including elimination of the springing maturity feature which was included in the prior RCF, provides the Company with additional flexibility in assessing its longer term capital structure. In conjunction with expected cash flows generated from the Company's existing operations, including Fekola, proceeds from the RCF may also be used to prepay or repay the convertible notes, which mature on October 1, 2018.
The Company has provided security on the RCF in the form of a general security interest over the Company’s assets and pledges creating a charge over the shares of certain of the Company’s direct and indirect subsidiaries. In connection with the RCF, the Company must also maintain certain net tangible worth and ratios for leverage and interest coverage. As at March 31, 2018, the Company was in compliance with these debt covenants.
In the first quarter of 2016, the Company entered into the March 2016 Prepaid Sales transactions totalling $120 million, for the delivery of 103,266 ounces, with its RCF Syndicate. The March 2016 Prepaid Sales, in the form of metal sales forward contracts, allow the Company to deliver pre-determined volumes of gold on agreed future delivery dates in exchange for an upfront cash pre-payment. The full amount of the proceeds was recorded as Prepaid Sales at the time of the transaction. Settlement will be in the form of physical deliveries of unallocated gold from any of the Company’s mines.
During the three months ended March 31, 2018, the Company delivered 12,908 ounces into its Prepaid Sales contracts as settlement of outstanding amounts of $15 million. As the Company physically delivers ounces into the contracts, the portion of the Prepaid Sales relating to the delivered ounces is recognized as gold revenue in the statement of operations. Proceeds for the March 2016 Prepaid Sales transactions were originally received in March 2016 and are being recognized in revenue as the ounces underlying the Prepaid Sales are delivered. In the first quarter of 2017, the Company entered into new Prepaid Sales transactions for 12,780 ounces valued at $15 million. The Company did not enter into new Prepaid Sales transactions in the first quarter of 2018.
At March 31, 2018, the Company had total outstanding Prepaid Sales contracts of $75 million for the delivery of 64,007 ounces with 38,725 ounces to be delivered during the remainder of 2018 and 25,282 ounces during 2019.
During the three months ended March 31, 2018, the Company had drawn down Euro 17 million ($21 million equivalent) under the Fekola equipment facility. As at March 31, 2018, Euro 5 million ($6 million equivalent) was available for future drawdowns.

The Company is required to maintain a deposit in a debt service reserve account (“DSRA”) equal at all times to the total of the principal, interest and other payments that become payable over the next six month period. At March 31, 2018, the balance in the DSRA was Euro 8 million ($10 million equivalent).
On June 1, 2017, the Company entered into a $18 million Equipment Facility with Caterpillar Financial Services Philippines, Inc. The aggregate principal amount of up to $18 million is available to finance or refinance the mining fleet and other mining equipment at the Masbate Mine in the Philippines. The Equipment Facility is available for a period that ends on the earlier of the day when the Equipment Facility is fully drawn and December 31, 2018. The Equipment Facility may be drawn in installments of not less than $0.5 million, and each such installment shall be treated as a separate equipment loan. Each equipment loan is repayable in 20 equal quarterly installments. The final repayment date shall be five years from the first disbursement under each equipment loan. The interest rate on each loan is a rate per annum equal to LIBOR plus a margin of 3.85%. A commitment fee of 1.15% per annum on the undrawn balance of each tranche is also due, each payable quarterly. The Company has guaranteed the Equipment Facilities and security is given over the equipment of the Borrower which has been financed by the Equipment Facilities.
During the three months ended March 31, 2018, the Company made drawdowns of $4 million under the facility. As at March 31, 2018, $5 million was available for future drawdowns.

For the three months ended March 31, 2018, operating mine resource property expenditures totalled $55 million. The most significant expenditures were on the Fekola Project with expenditures of $21 million, the Otjikoto Mine had capital expenditures of $11 million, the Masbate Mine had capital expenditures of $12 million, La Libertad Mine had capital expenditures of $5 million and El Limon Mine had capital expenditures of $6 million. Other exploration and development costs for the three months ended March 31, 2018 totalled $16 million.

As at March 31, 2018, the Company had the following commitments (in addition to those disclosed elsewhere in these financial statements):

•	For payments of $6 million for the plant upgrade and $2 million for mobile equipment at the Masbate Mine, all of which is expected to be incurred in 2018.

•	For payments of $3 million for mobile equipment and $1 million for mining software at the Fekola Mine, all of which is expected to be incurred in 2018.

•	For payments of $1 million for construction of a Solar Plant at the Otjikoto Mine, all of which is expected to be incurred in 2018.

For 2018, the Company has budgeted total capital expenditures of $67 million at the Fekola Mine, $45 million at the Otjikoto Mine, $49 million at the Masbate Mine, $31 million at La Libertad Mine and $18 million at El Limon Mine. The Company’s total 2018 exploration budget is approximately $52 million.
Derivative financial instruments
Gold forwards
Under the terms of a prior revolving credit facility entered into in April 2013, the Company was required to maintain gold forwards, within certain parameters, over the term of facility in order to manage the risk of volatility in the Company's future operating income and reduce risk in respect of debt service obligations. As at March 31, 2018 , the Company had gold forward contracts with respect to the Otjikoto Mine for the delivery of 26,937 ounces during 2018 at an average price of 15,044 Rand per ounce which are recorded at fair value through the statement of operations. The unrealized fair value of these contracts at March 31, 2018 was $(2) million.

Forward contracts - fuel oil, gas oil, diesel
During the three months ended March 31, 2018, the Company entered into additional series of forward contracts for the purchase of 11 million litres of fuel oil and 8 million litres of gas oil with settlements scheduled between July 2019 and March 2020. These derivative instruments were not designated as hedges by the Company and are being recorded at their fair value at the end of each reporting period with changes in fair value recorded in the statement of operations.
The following is a summary, by maturity dates, of the Company’s forward contracts outstanding as at March 31, 2018:

	2018	2019	2020	Total
Forward – fuel oil:
Litres (thousands)	34,803	30,858	7,629	73,290
Average strike price	$0.31	$0.30	$0.29	$0.30
Forward – gas oil:
Litres (thousands)	18,151	19,383	4,832	42,366
Average strike price	$0.41	$0.43	$0.48	$0.43
Forward – diesel:
Litres (thousand)	2,714	1,399	47	4,160
Average strike price	$0.42	$0.43	$0.41	$0.42
The unrealized fair value of these contracts at March 31, 2018 was $7 million.
Interest rate swaps
During the year ended December 31, 2016, the Company entered into a series of interest swaps with a notional amount of $100 million with settlements scheduled between April 2018 and May 2019. Under these contracts, the Company receives a floating rate equal to the 3 month United States dollar LIBOR rate and pays a fixed rate of 1.04%. These derivative instruments were not designated as hedges by the Company and are being recorded at their fair value at the end of each reporting period with changes in fair value recorded in the statement of operations. The unrealized fair value of these contracts at March 31, 2018 was $2 million.

Operating activities
Cash flow provided by operating activities was $147 million in the first quarter of 2018 compared to $40 million in the first quarter of 2017, an increase of $107 million. This increase is mainly due to an increase in revenues of $198 million, offset by an increase of $55 million in production costs, a $15 million increase in royalties and production taxes and a $35 million increase in current taxes. The first quarter of 2018 was also positively impacted by non-cash working capital changes of $14 million compared with negative $17 million in the first quarter of 2017. The main changes in non-cash working capital in the quarter related to a $36 million increase in accrued taxes payable primarily relating to the Fekola Mine in Mali which reached commercial production on November 30, 2017 and the Philippines where the existing five year income tax holiday ended June 30, 2017. Offsetting the increase in taxes payable was a $16 million increase in inventory. The increase in inventory mainly related to the purchase of supplies inventory for the Fekola Mine in Mali.
Financing activities
The Company’s cash from financing activities for the three months ended March 31, 2018 was a net outflow of $57 million. During the first quarter of 2018, the Company made repayments of $75 million on its RCF, drawdowns of $21 million on its Fekola equipment loan facility, drawdowns of $4 million in its Masbate equipment loan facility and received proceeds from the exercise of stock options of $5 million. The Company made payments on equipment loan facilities of $3 million and interest and commitment payments of $7 million.
Investing activities
During the three months ended March 31, 2018, capital expenditures on sustaining capital, prestripping and development at the Fekola Mine (see “Fekola Mine” section) totalled $21 million (Q1 2017 - $68 million), the Otjikoto Mine (see “Otjikoto Mine” section) totalled $11 million (Q1 2017 - $13 million), the Masbate Mine (see “Masbate Mine” section) totalled $12 million (Q1 2017 - $15 million), the Libertad Mine (see “La Libertad Mine” section) totalled $5 million (Q1 2017 - $4 million), and the Limon Mine (see “El Limon Mine” section) totalled $6 million (Q1 2017 - $3 million). Other development and exploration expenditures for the first quarter of 2018 totalled $16 million (Q1 2017 - $14 million).
Exploration
Resource property expenditures on exploration are disclosed in the table below.

	For the three months ended March 31, 2018	For the three months ended March 31, 2017
	$	$
	(000’s)	(000’s)
Fekola Mine, exploration	(1,985)	(1,447)
Otjikoto Mine, exploration	(404)	(331)
Masbate Mine, exploration	(1,098)	(1,392)
Libertad Mine, exploration	(1,167)	(1,281)
Limon Mine, exploration	(1,308)	(823)
Fekola Regional, exploration	(3,199)	(1,843)
Toega Project, exploration	(2,189)	(1,127)
Kiaka Project, exploration	(153)	(1,025)
Ondundu Project, exploration	(329)	(663)
Other	(1,821)	(1,081)

	(13,653)	(11,013)

The Company has a 2018 exploration budget of approximately $52 million. West Africa and Nicaragua will be the primary areas of focus in 2018. 2018 will see approximately $25 million being spent on exploration in Mali, Burkina Faso and Ghana and $13 million in Nicaragua ($7 million at El Limon to continue testing the extent of the Limon Central vein system and $6 million at La Libertad and Regional targets for both infill drilling and to drill test new targets).

Fekola Mine

B2Gold's exploration team believes the expansive Fekola property has the potential to host additional large Fekola-style gold deposits. Surface exploration, regional drilling and geophysics to date have identified numerous targets. Approximately 75% of the drilling has focused on exploration drilling with the remainder on in-fill drilling.

Infill drilling continues on the Fekola extension immediately to the north of the Fekola deposit. The Company estimates that it could add up to 900,000 ounces of gold, consisting of 720,000 ounces from the existing indicated category and 180,000 from the existing inferred category to the Fekola Mine plan with further infill drilling. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Exploration drilling at Fekola includes step out drilling to the north of the Fekola resource to test the ultimate size potential of the Fekola deposit.
A total of approximately 10,000 metres of diamond drilling have now been completed in 2018 in the Fekola North extension. These drill results, combined with previous results, continue to convert resources to reserves within the resource pit boundary and further expand the Fekola North extension zone mineralization to now at least one kilometre north of the Fekola reserve pit boundary. These drill results along with previous results confirm the potential for the Fekola deposit to increase in size significantly to the north, and indicate the potential, with further drilling for a larger open-pittable resource and reserve.
Exploration on the licenses in Mali in 2018 will see expenditures of $15 million, focusing on the Fekola North Extension zone and sulphide targets below the Anaconda saprolite. The 2018 budget split between Fekola Mine ($5 million), Fekola Regional properties ($8 million) and South Mali ($2 million). The 2018 budget for Mali envisions completing 20,000 metres of diamond drilling, 48,000 metres of reverse circulation (“RC”) drilling, 22,000 metres of aircore drilling and 8,500 metres of auger drilling. Positive drill results from the Company’s 2017 exploration program at the Fekola area (see news release dated 4/18/2018) indicated that the main Fekola deposit, with additional drilling, could extend significantly to the north. Exploration results from the Fekola North Extension and Anaconda drill programs are expected by third quarter of 2018.

Fekola Regional

On June 15, 2017, the Company announced the maiden Mineral Resource estimate for the Anaconda area of the Fekola Project located in southwestern Mali and new exploration drill results from beneath the saprolite and for Anaconda. This initial Inferred Mineral Resource estimate is 21.59 million tonnes at 1.11 g/t gold for 767,000 ounces. The estimate is reported within a series of pit shells and above a 0.35 g/t gold cutoff grade. This saprolite-hosted gold mineralization remains open and B2Gold's Exploration group is continuing to explore the edges of the known zones, test for additional saprolite hosted mineralized zones and to explore for Fekola-style gold mineralization within the underlying bedrock.

The Anaconda Mineral Resource includes the Anaconda, Adder, Cobra, Cascabel, Mamba and Boomslang zones which occur as flat-lying to slightly dipping mineralized zones within saprolite and saprock. This resource occurs near surface and remains open along strike. At present, the combined Anaconda-Adder saprolite zone extends over 4.5 kilometres along strike and up to 500 metres wide at Anaconda and up to 200 metres wide at Adder. Within these zones, mineralized saprolite varies from several metres to over 40 metres thick, with an average true thickness of approximately 13.5 metres. In addition, drilling below the extensive saprolite resource at the Anaconda, Adder and Mamba zones has discovered three, well mineralized bedrock (sulphide) zones, indicating the potential for large, Fekola-style mineralized zones.
The 2016 exploration program identified several bedrock structures, below the saprolite, that may have weathered to create the extensive zones of saprolite-hosted gold mineralization. These mineralized bedrock structures have the potential to host new additional Fekola-style zones. Exploration drilling in 2017 discovered three well mineralized zones beneath the Anaconda, Adder and Mamba saprolite. Approximately $8 million is allocated in 2018 to continue to test these sulphide targets.
Otjikoto Mine

The total exploration budget for Namibia in 2018 is $5 million. Exploration in 2018 will include 17,000 metres of diamond drilling and 4,000 metres of RAB drilling split between the Otjikoto Project and the Ondundu joint venture.

Masbate Mine

The Masbate exploration budget for 2018 is approximately $5 million including 12,000 metres of diamond drilling. The drilling is divided into brownfields drilling to upgrade resources within the mine licence and on regional targets.

La Libertad Mine

La Libertad’s exploration budget for 2018 is approximately $5 million for a total of 9,000 metres of planned diamond drilling. The program is split between infill (near mine) drilling and drilling on several regional targets.

El Limon Mine
On February 23, 2018, the Company announced a positive initial open-pit inferred resource at the newly-discovered El Limon Central zone of 5,130,000 tonnes at a grade of 4.92 g/t of gold containing 812,000 ounces of gold (100% basis). Inferred Mineral Resources are amenable to open-pit mining methods and are reported within a pit shell run using a gold price of US$1,400/oz., an average gold recovery of 83.8% (based on preliminary metallurgical testwork), and recent El Limon Mine cash operating costs. This large, good grade new zone has the potential to decrease the El Limon Mine's cash operating costs and all-in sustaining costs per ounce and significantly increase the El Limon mine life. The El Limon Central zone, at its closest location, is approximately 150 metres from the El Limon mill facility, extending southeast and northwest, adjacent to existing plant and administrative infrastructure. Historical records indicate that parts of the Central zone had been mined underground in past decades. B2Gold's recent exploration work indicates that historical underground mining was much more limited than previously thought. B2Gold is currently conducting additional metallurgical testing on the El Limon Central ore along with a study to evaluate the potential to expand the El Limon throughput to increase annual gold production and reduce cash operating costs. The study results are expected by mid-2018.

El Limon’s exploration budget for 2018 is approximately $7 million for a total of 25,000 metres of planned diamond drilling. The program largely consists of infill drilling of the recently-discovered Central Zone.

Toega Project
On February 22, 2018, the Company announced a positive initial Inferred Mineral Resource estimate for the Toega Project located in Burkina Faso with an initial Inferred Mineral Resource estimate of 17,530,000 tonnes of 2.01 g/t, containing 1,130,000 ounces of gold, indicates the potential to be an open-pittable deposit. The Toega mineralized zone now extends 1,200 metres along strike, and is 430 metres wide and up to 400 metres deep. The Toega mineralized zone remains open along strike to the north-northeast and down dip. Recent drilling has intersected good grade in a potential new mineralized zone. Drilling is ongoing to infill and determine the ultimate size and economic potential of the Toega zone, and to further test the new mineralized zone.
Metallurgical, environmental and social baseline studies were initiated at Toega in 2016, and these programs are planned to continue throughout 2018.
In Burkina Faso, the 2018 exploration budget is $9 million for the Toega Prospect and the Kiaka Regional district that saw exploration success in 2017. Burkina Faso will see 14,500 metres of planned diamond drilling, 29,000 metres of planned RC drilling and 28,000 metres of combined planned aircore and auger drilling. Exploration results from the Toega Prospect drill program are expected in the latter part of 2018.

Finland Joint Venture

Finland has a 2018 budget of $3 million and will complete 500 metres of drilling on targets defined from work completed in 2017. The Company has the right to earn up to a 75% ownership interest in the properties of Aurion Resources Ltd known as Kutuvuoma, Ahvenjarvi, Piko-Mustavaara, Palovaara and Soretiavuoma. The Company must incur $5 million in exploration work expenditures and issue 550,000 B2Gold shares to acquire a 51% interest in the properties over the initial four year period ending in August 2019. The Company may increase its interest to 70% by incurring an additional $10 million over the next two year period and upon a bankable feasibility study, the Company will hold 75% in the properties.

CRITICAL ACCOUNTING ESTIMATES
Full disclosure of the Company’s accounting policies and significant accounting judgments and estimation uncertainties in accordance with IFRS can be found in Notes 4 and 5 of its audited consolidated financial statements as at December 31, 2017. Management considers the following estimates to be the most critical in understanding the judgments involved in preparing the Company’s interim consolidated financial statements and the uncertainties that could impact its results of operations, financial condition and cash flows:
Impairment of long-lived assets
Long-lived assets are tested for impairment, or reversal of a previous impairment, if there is an indicator of impairment or a subsequent reversal. Calculating the estimated recoverable amount of cash generating units for long-lived asset requires management to make estimates and assumptions with respect to future production levels, mill recoveries, operating and capital costs in its life-of-mine plans, future metal prices, foreign exchange rates, and discount rates. Changes in any of the assumptions or estimates used in determining the recoverable amount could impact the analysis. Such changes could be material.

Ore reserve and resource estimates
Ore reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its ore reserves and mineral resources based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and requires complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, metallurgical recoveries, permitting and production costs along with geological assumptions and judgments made in estimating the size, and grade of the ore body. Changes in the reserve or resource estimates may impact the carrying value of mining interests, mine restoration provisions, recognition of deferred tax assets, depreciation and amortization charges and royalties receivable.
NEW ACCOUNTING STANDARDS AND AMENDMENTS ADOPTED
The following standards have been adopted as at January 1, 2018 in accordance with the transitional provisions outlined in the respective standards. The effect of adoption of these new pronouncements is outlined below and in Note 2 to the Company's unaudited condensed interim consolidated financial statements as at March 31, 2018.

IFRS 15 - Revenue from contracts with customers

IFRS 15, Revenue from Contracts with Customers, was adopted on January 1, 2018. The standard introduces a single, principles-based, five-step model for the recognition of revenue when control of goods is transferred to the customer. The five steps are: identify the contract(s) with the customer, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to each performance obligation and recognize revenue as each performance obligation is satisfied. IFRS 15 also requires enhanced disclosures about revenue to help users better understand the nature, amount, timing and uncertainty of revenue and cash flows from contracts with customers. The Company evaluated the effect the standard had on its sales recorded in its consolidated financial statements and determined there is no impact to the timing or amounts of revenue recognized in its statement of operations.

IFRS 9 - Financial Instruments

The final version of IFRS 9, Financial Instruments, was issued in July 2014 to replace IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 has two measurement categories for financial assets: amortized cost and fair value. Classification is determined at initial recognition in one of the following categories: fair value through profit and loss (“FVTPL”), fair value through other comprehensive income (“FVOCI”) or at amortized cost. In addition, the standard amended some of the requirements of IFRS 7, Financial Instruments: Disclosures, including the requirement for added disclosures about investments in equity instruments measured at FVOCI and guidance on financial liabilities and derecognition of financial instruments. The Company adopted the standard on January 1, 2018. Retrospective application was required, but there was no requirement to restate comparative periods disclosed.

The Company has assessed the classification and measurement of its financial assets and financial liabilities under IFRS 9 and have summarized the original measurement categories under IAS 39 and the new measurement categories under IFRS 9 in the following table:

Measurement Categories
	IAS 39	IFRS 9

Financial instruments:
Cash and cash equivalents	Amortized cost	Amortized cost
Debt service reserve account	Amortized cost	Amortized cost
Loans receivable	Amortized cost	Amortized cost
Long-term investments	FVTPL & FVOCI	FVOCI
Derivative financial instruments	FVTPL	FVTPL
Accounts payable and accrued liabilities	Amortized cost	Amortized cost
Convertible senior subordinated notes	FVTPL	FVTPL FVOCI for change in credit risk
Debt	Amortized cost	Amortized cost
Lease liabilities	Amortized cost	Amortized cost

The Company has elected to irrevocably designate its long-term investments as FVOCI as they are not considered to be held for trading.

The Company applied the modified retrospective approach for the adoption of IFRS 9, whereby prior periods were not restated for the impact of the standard. As a result, a decrease in deficit of $46 million with a corresponding adjustment to accumulated other comprehensive loss ("AOCI") was recognized on January 1, 2018 consisting of:

•	Long-term investments (Note 5): reclassification of a $35 million loss (net of a $1 million deferred income tax recovery) from deficit to accumulated other comprehensive loss.

•	Convertible senior subordinated notes (Note 8): reclassification of an $11 million loss from deficit to AOCI.

The following is the new accounting policy for financial instruments under IFRS 9:

Financial instruments

The Company recognizes financial assets and liabilities on the balance sheet when the Company becomes party to the contractual provisions of the instrument.

Cash and cash equivalents
Cash and cash equivalents include cash on hand, deposits held with banks, and other short-term highly liquid investments with original maturities of three months or less. Cash and cash equivalents are classified and measured at amortized cost.

Accounts receivable, accounts payable and accrued liabilities
Accounts receivable, accounts payable and accrued liabilities are non-interest bearing and are initially measured at fair value, subsequently recorded at amortized cost which approximates fair value due to the short term to maturity. Where necessary, accounts receivable are net of expected credit losses. Accounts receivable are classified as financial assets measured at amortized cost and accounts payable and accrued liabilities are classified as financial liabilities measured at amortized cost.

Long-term investments
Equity investments in entities that are not subsidiaries, joint ventures or investments in associates are designated FVTPL unless they are irrevocably designated, on an individual basis, as FVOCI. These investments are measured at fair value on acquisition and at each reporting date. Any unrealized holding gains and losses related to long-term investments designated as FVOCI are excluded from net earnings and are included in other comprehensive income ("OCI"). Upon disposal, any accumulated gains and losses remain in equity.

Lease liabilities
Lease liabilities are interest bearing and are initially measured at the present value and subsequently recorded at amortized cost.

Debt
The Company initially recognizes all financial liabilities at fair value and classifies them as subsequently measured at either FVTPL or amortized cost, as appropriate. For debt subsequently measured at amortized cost, the effective interest rate method is used. Debt required to be classified as FVTPL is measured at fair value on each financial period-end date with gains and losses flowing through the statement of operations. For debt that is optionally classified as FVTPL, the part of the fair value change related to the Company’s own credit risk is recorded in OCI rather than the statement of operations.

Derivative instruments
Derivative instruments, including embedded derivatives, are recorded at FVTPL and accordingly recorded on the balance sheet date at fair value. Unrealized gains and losses on derivatives held for trading are recorded as part of other gains or losses in earnings. Fair values for derivative instruments are determined using valuation techniques, using assumptions based on market conditions existing at the balance sheet date.

Impairment of financial assets
At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, we measure the loss allowance for the financial asset at an amount equal to twelve month expected credit losses.

Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be objectively related to an event occurring after the impairment was recognized.

Derecognition of financial assets
Financial assets are derecognized when the investments mature or are sold, and substantially all the risks and rewards of ownership have been transferred. Gains and losses on derecognition of financial assets classified as FVTPL or amortized cost are recognized within other non-operating income. Accumulated gains or losses on financial assets classified as FVOCI remain within accumulated other comprehensive income.

RECENT ACCOUNTING PRONOUNCEMENTS
IFRS 16 - Leases
The IASB has issued IFRS 16, Leases, which is effective for annual periods commencing on or after January 1, 2019. This new standard eliminates the classification of leases as either operating leases or finance leases and introduces a single lessee accounting model which requires the lessee to recognize assets and liabilities for all leases with a term of longer than 12 months, with the exception of low-value assets. This requirement to record leases as finance leases is expected to increase lease assets and lease liabilities on the Company's consolidated balance sheet. IFRS 16 will also result in the lease expense previously recognized for operating leases being replaced with depreciation expense for lease assets and interest and financing expense for lease liabilities. On the transition date of January 1, 2019, the Company expects to recognize additional leases on the consolidated balance sheet, which will increase both the short and long-term liabilities and mining interest balances. As a result of recognizing additional finance leases, it is expected that there will be a reduction in production costs, as operating lease expense will be presented as depreciation expense and interest and financing expense. The Company has not yet quantified the expected impact.
The Company is currently evaluating the effect the standard will have on its consolidated financial statements. In 2017, the Company completed an initial scoping of its existing operating leases and service contracts and is currently updating this scoping. A working group has been formed and assessment of the contracts will begin in the second quarter of 2018 to determine which contracts are in scope for IFRS 16.
RISKS AND UNCERTAINTIES
The exploration and development of natural resources are highly speculative in nature and the Company’s business operations, investments and prospects are subject to significant risks. For details of these risks, please refer to the risk factors set forth in the Company’s current Annual Information Form, which can be found under the Company’s corporate profile on SEDAR at www.sedar.com, the Company’s current Form 40-F Annual Report, which can be found on EDGAR at www.sec.gov, and the Company’s other filings and submissions with securities regulators on SEDAR and EDGAR, which could materially affect the Company’s business, operations, investments and prospects and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair the business, operations, investments and prospects of the Company. If any of the risks actually occur, the business of the Company may be harmed and its financial condition and results of operations may suffer significantly.
INTERNAL CONTROL OVER FINANCIAL REPORTING
The Company’s management, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. As a result, even those systems determined to be effective can only provide reasonable assurance regarding the preparation of financial statements.
The Company’s management has determined that there has been no change in the Company’s internal control over financial reporting during the three months ended March 31, 2018, that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

NON-IFRS MEASURES
Cash operating costs per gold ounce and total cash costs per gold ounce
‘‘Cash operating costs per gold ounce’’ and “total cash costs per gold ounce” are common financial performance measures in the gold mining industry but, as non-IFRS measures, they do not have a standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. Management believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance and ability to generate cash flow. Accordingly, these measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures, along with sales, are considered to be a key indicator of the Company’s ability to generate earnings and cash flow from its mining operations.
Cash cost figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is the accepted standard of reporting cash cost of production in North America. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Other companies may calculate these measures differently. Cash operating costs and total cash costs per ounce are derived from amounts included in the statement of operations and include mine site operating costs such as mining, processing, smelting, refining, transportation costs, royalties and production taxes, less silver by-product credits. The tables below show a reconciliation of cash operating costs per ounce and total cash costs per ounce to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis:
Consolidated

	Three months ended
	March 31,
	2018	2017 (1)
	$	$
	(000’s)	(000’s)

Production costs per consolidated financial statements	122,298	67,047
Inventory sales adjustment	(7,027)	7,757

Cash operating costs	115,271	74,804
Royalties and production taxes per consolidated financial statements	21,162	5,762

Total cash costs	136,433	80,566

Gold production (ounces)	239,684	132,736

Cash operating costs per ounce ($/ounce)	481	564

Total cash costs per ounce ($/ounce)	569	607
(1) Includes the results from the Fekola Mine from December 1, 2017.

Fekola Mine

	Three months ended
	March 31,
	2018	2017 (1)
	$	$
	(000’s)	(000’s)

Production costs	33,132	—
Inventory sales adjustment	(2,557)	—

Cash operating costs	30,575	—
Royalties and production taxes	13,286	—

Total cash costs	43,861	—

Gold production (ounces)	114,142	—

Cash operating costs per ounce ($/ounce)	268	—

Total cash costs per ounce ($/ounce)	384	—
(1) Includes the results from the Fekola Mine from December 1, 2017.

Otjikoto Mine

	Three months ended
	March 31,
	2018	2017
	$	$
	(000’s)	(000’s)

Production costs	23,494	15,241
Inventory sales adjustment	(1,025)	2,427

Cash operating costs	22,469	17,668
Royalties and production taxes	2,282	1,436

Total cash costs	24,751	19,104

Gold production (ounces)	39,499	42,774

Cash operating costs per ounce ($/ounce)	569	413

Total cash costs per ounce ($/ounce)	627	447

Masbate Mine

	Three months ended
	March 31,
	2018	2017
	$	$
	(000’s)	(000’s)

Production costs	33,241	24,979
Inventory sales adjustment	(4,447)	2,563

Cash operating costs	28,794	27,542
Royalties and production taxes	3,682	3,031

Total cash costs	32,476	30,573

Gold production (ounces)	53,147	52,562

Cash operating costs per ounce ($/ounce)	542	524

Total cash costs per ounce ($/ounce)	611	582
La Libertad Mine

	Three months ended
	March 31,
	2018	2017
	$	$
	(000’s)	(000’s)

Production costs	19,296	19,879
Inventory sales adjustment	509	911

Cash operating costs	19,805	20,790
Royalties and production taxes	522	715

Total cash costs	20,327	21,505

Gold production (ounces)	19,367	28,539

Cash operating costs per ounce ($/ounce)	1,023	728

Total cash costs per ounce ($/ounce)	1,050	754

El Limon Mine

	Three months ended
	March 31,
	2018	2017
	$	$
	(000’s)	(000’s)

Production costs	13,135	6,948
Inventory sales adjustment	493	1,856

Cash operating costs	13,628	8,804
Royalties and production taxes	1,390	580

Total cash costs	15,018	9,384

Gold production (ounces)	13,529	8,861

Cash operating costs per ounce ($/ounce)	1,007	994

Total cash costs per ounce ($/ounce)	1,110	1,059
All-in sustaining costs per gold ounce
In June 2013, the World Gold Council, a non-regulatory association of the world’s leading gold mining companies established to promote the use of gold to industry, consumers and investors, provided guidance for the calculation of the measure “all-in sustaining costs per gold ounce”, but as a non-IFRS measure, it does not have a standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. The World Gold Council standard became effective January 1, 2014. Management believes that the all-in sustaining costs per gold ounce measure provides additional insight into the costs of producing gold by capturing all of the expenditures required for the discovery, development and sustaining of gold production and allows the Company to assess its ability to support capital expenditures to sustain future production from the generation of operating cash flows. Management believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company's performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Other companies may calculate these measures differently.
B2Gold defines all-in sustaining costs per ounce as the sum of cash operating costs, royalty and production taxes, capital expenditures and exploration costs that are sustaining in nature, corporate general and administrative costs, share-based payment expenses related to RSUs, community relations expenditures, reclamation liability accretion and realized (gains) losses on fuel derivative contracts, all divided by the total gold ounces produced to arrive at a per ounce figure. The Company defines non-sustaining capital expenditures and exploration costs as those that do not contribute to current year production or provide access to new material levels of production.

The tables below show a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis:

Consolidated

	Three months ended
	March 31,
	2018	2017
	$	$
	(000’s)	(000’s)

Production costs per consolidated financial statements	122,298	67,047
Inventory sales adjustment	(7,027)	7,757

Cash operating costs	115,271	74,804
Royalties and production taxes per consolidated financial statements	21,162	5,762
Corporate administration per consolidated financial statements	12,018	7,381
Share-based payments – RSUs(1)	628	392
Community relations per consolidated financial statements	1,343	1,580
Reclamation liability accretion (2)	566	374
Realized gains on fuel derivative contracts	(1,310)	(595)
Sustaining capital expenditures(3)	26,506	25,995
Sustaining mine exploration(3)	3,508	2,249

Total all-in sustaining costs	179,692	117,942

Gold production (ounces)	239,684	132,736

All-in sustaining cost per ounce ($/ounce)	750	889
(1) Included as a component of Share-based payments on the statement of operations.
(2) Excludes reclamation accretion relating to Kiaka.
(3) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below.

The table below shows a reconciliation of sustaining capital expenditures to operating mine capital expenditures as extracted from the unaudited condensed interim consolidated financial statements:

	Three months ended
	March 31,
	2018	2017
	$	$
	(000’s)	(000’s)

Consolidated operating mine capital expenditures	54,895	34,429
Fekola Mine non-sustaining capital expenditures	(13,443)	—
Otjikoto Mine non-sustaining capital expenditures	(8,506)	(449)
Masbate Mine non-sustaining capital expenditures	(5,513)	(5,011)
La Libertad Mine non-sustaining capital expenditures	(28)	(2,896)
El Limon Mine non-sustaining capital expenditures	(899)	(78)

Consolidated sustaining capital expenditures	26,506	25,995

The table below shows a reconciliation of sustaining mine exploration to mine exploration as extracted from the unaudited condensed interim consolidated financial statements:

	Three months ended
	March 31,
	2018	2017
	$	$
	(000’s)	(000’s)

Consolidated mine exploration	5,962	3,827
Fekola Mine non-sustaining mine exploration	—	—
Otjikoto Mine non-sustaining mine exploration	(16)	(331)
Masbate Mine non-sustaining mine exploration	(418)	(148)
La Libertad Mine non-sustaining mine exploration	(916)	(665)
El Limon Mine non-sustaining mine exploration	(1,104)	(434)

Consolidated sustaining mine exploration	3,508	2,249

Fekola Mine

	Three months ended
	March 31,
	2018	2017 (3)
	$	$
	(000’s)	(000’s)

Production costs	33,132	—
Inventory sales adjustment	(2,557)	—

Cash operating costs	30,575	—
Royalties and production taxes	13,286	—
Corporate administration	1,889	—
Share-based payments – RSUs(1)	65	—
Community relations	317	—
Reclamation liability accretion	158	—
Realized gains on fuel derivative contracts	(392)	—
Sustaining capital expenditures(2)	7,644	—
Sustaining mine exploration(2)	1,985	—

Total all-in sustaining costs	55,527	—

Gold production (ounces)	114,142	—

All-in sustaining cost per ounce ($/ounce)	486	—
(1) Included as a component of Share-based payments on the statement of operations.
(2) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below.
(3) Includes the results from the Fekola Mine from December 1, 2017.

The table below shows a reconciliation of the Fekola Mine sustaining capital expenditures to operating mine capital expenditures as extracted from the unaudited condensed interim consolidated financial statements:

	Three months ended
	March 31,
	2018	2017
	$	$
	(000’s)	(000’s)

Operating mine capital expenditures	21,087	—
Carryover construction costs	(6,790)	—
Tailings storage facility stages 2 and 3	(3,746)	—
Fadougou relocation	(1,691)	—
Mobile equipment purchases	(1,216)	—

Sustaining capital expenditures	7,644	—

The table below shows a reconciliation of Fekola Mine sustaining mine exploration to mine exploration as extracted from the unaudited condensed interim consolidated financial statements:

	Three months ended
	March 31,
	2018	2017
	$	$
	(000’s)	(000’s)

Operating mine exploration	1,985	—
Fekola Mine regional exploration	—	—

Sustaining mine exploration	1,985	—

Otjikoto Mine

	Three months ended
	March 31,
	2018	2017
	$	$
	(000’s)	(000’s)

Production costs	23,494	15,241
Inventory sales adjustment	(1,025)	2,427

Cash operating costs	22,469	17,668
Royalties and production taxes	2,282	1,436
Corporate administration	1,678	1,543
Share-based payments – RSUs(1)	—	24
Community relations	347	297
Reclamation liability accretion	93	90
Realized gains on fuel derivative contracts	(186)	(192)
Sustaining capital expenditures(2)	2,870	12,103
Sustaining mine exploration(2)	388	—

Total all-in sustaining costs	29,941	32,969

Gold production (ounces)	39,499	42,774

All-in sustaining cost per ounce ($/ounce)	758	771
(1) Included as a component of Share-based payments on the statement of operations.
(2) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below.

The table below shows a reconciliation of the Otjikoto Mine sustaining capital expenditures to operating mine capital expenditures as extracted from the unaudited condensed interim consolidated financial statements:

	Three months ended
	March 31,
	2018	2017
	$	$
	(000’s)	(000’s)

Operating mine capital expenditures	11,376	12,552
Prestripping	(5,934)	—
Solar plant	(2,572)	(11)
Wolfshag underground feasibility study	—	(438)

Sustaining capital expenditures	2,870	12,103

The table below shows a reconciliation of Otjikoto Mine sustaining mine exploration to mine exploration as extracted from the unaudited condensed interim consolidated financial statements:

	Three months ended
	March 31,
	2018	2017
	$	$
	(000’s)	(000’s)

Operating mine exploration	404	331
Otjikoto Mine regional exploration	(16)	(331)

Sustaining mine exploration	388	—
Masbate Mine

	Three months ended
	March 31,
	2018	2017
	$	$
	(000’s)	(000’s)

Production costs	33,241	24,979
Inventory sales adjustment	(4,447)	2,563

Cash operating costs	28,794	27,542
Royalties and production taxes	3,682	3,031
Corporate administration	662	886
Community relations	264	—
Reclamation liability accretion	112	126
Realized gains on fuel derivative contracts	(608)	(277)
Sustaining capital expenditures(1)	6,324	9,943
Sustaining mine exploration(1)	680	1,244

Total all-in sustaining costs	39,910	42,495

Gold production (ounces)	53,147	52,562

All-in sustaining cost per ounce ($/ounce)	751	808
(1) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below.

The table below shows a reconciliation of the Masbate Mine sustaining capital expenditures to operating mine capital expenditures as extracted from the unaudited condensed interim consolidated financial statements:

	Three months ended
	March 31,
	2018	2017
	$	$
	(000’s)	(000’s)

Operating mine capital expenditures	11,837	14,954
Masbate processing plant upgrade	(3,991)	—
Montana extension	(1,255)	—
Plant and powerhouse upgrades	(267)	(3,253)
Prestripping	—	(1,270)
Land acquisitions	—	(488)

Sustaining capital expenditures	6,324	9,943

The table below shows a reconciliation of Masbate Mine sustaining mine exploration to mine exploration as extracted from the unaudited condensed interim consolidated financial statements:

	Three months ended
	March 31,
	2018	2017
	$	$
	(000’s)	(000’s)

Operating mine exploration	1,098	1,392
Masbate Mine regional exploration	(418)	(148)

Sustaining mine exploration	680	1,244

La Libertad Mine

	Three months ended
	March 31,
	2018	2017
	$	$
	(000’s)	(000’s)

Production costs	19,296	19,879
Inventory sales adjustment	509	911

Cash operating costs	19,805	20,790
Royalties and production taxes	522	715
Corporate administration	496	941
Community relations	88	1,002
Reclamation liability accretion	129	87
Realized gains on fuel derivative contracts	(124)	(126)
Sustaining capital expenditures(1)	4,587	696
Sustaining mine exploration(1)	251	616

Total all-in sustaining costs	25,754	24,721

Gold production (ounces)	19,367	28,539

All-in sustaining cost per ounce ($/ounce)	1,330	866
(1) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below.

The table below shows a reconciliation of La Libertad Mine sustaining capital expenditures to operating mine capital expenditures as extracted from the unaudited condensed interim consolidated financial statements:

	Three months ended
	March 31,
	2018	2017
	$	$
	(000’s)	(000’s)

Operating mine capital expenditures	4,615	3,592
Tailings storage facility	(28)	(2,162)
Jabali underground development	—	(516)
San Juan underground development	—	(17)
Jabali Antenna resettlement and development	—	(197)
Land acquisitions	—	(4)

Sustaining capital expenditures	4,587	696

The table below shows a reconciliation of La Libertad Mine sustaining mine exploration to mine exploration as extracted from the unaudited condensed interim consolidated financial statements:

	Three months ended
	March 31,
	2018	2017
	$	$
	(000’s)	(000’s)

Operating mine exploration	1,167	1,281
Libertad Mine regional exploration	(916)	(665)

Sustaining mine exploration	251	616
El Limon Mine

	Three months ended
	March 31,
	2018	2017
	$	$
	(000’s)	(000’s)

Production costs	13,135	6,948
Inventory sales adjustment	493	1,856

Cash operating costs	13,628	8,804
Royalties and production taxes	1,390	580
Corporate administration	752	552
Community relations	327	281
Reclamation liability accretion	74	71
Sustaining capital expenditures(1)	5,081	3,253
Sustaining exploration(1)	204	389

Total all-in sustaining costs	21,456	13,930

Gold production (ounces)	13,529	8,861

All-in sustaining cost per ounce ($/ounce)	1,586	1,572
(1) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below.

The table below shows a reconciliation of El Limon Mine sustaining capital expenditures to operating mine capital expenditures as extracted from the unaudited condensed interim consolidated financial statements:

	Three months ended
	March 31,
	2018	2017
	$	$
	(000’s)	(000’s)

Operating mine capital expenditures	5,980	3,331
Limon tailings project	(346)	—
Limon Central	(276)	—
Land purchases	(190)	—
Plant upgrade	(87)	—
Veta Nueva underground development	—	(78)

Sustaining capital expenditures	5,081	3,253

The table below shows a reconciliation of El Limon Mine sustaining mine exploration to mine exploration as extracted from the unaudited condensed interim consolidated financial statements:

	Three months ended
	March 31,
	2018	2017
	$	$
	(000’s)	(000’s)

Operating mine exploration	1,308	823
Limon Mine regional exploration	(1,104)	(434)

Sustaining mine exploration	204	389
Adjusted net income and adjusted earnings per share - basic
Adjusted net income and adjusted earnings per share - basic are non-IFRS measures that do not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. The Company defines adjusted net income as net income adjusted for non-recurring and significant recurring non-cash items. The Company defines adjusted earnings per share - basic as adjusted net income divided by the basic weighted number of common shares outstanding.
Management believes that the presentation of adjusted net income and adjusted earnings per share - basic is appropriate to provide additional information to investors regarding items that the Company does not expect to continue at the same level in the future or that management does not believe to be a reflection of the Company’s ongoing operating performance. Management further believes that its presentation of these non-IFRS financial measures provide information that is useful to investors because they are important indicators of the strength of the Company’s operations and the performance of the Company’s core business. Accordingly, it is intended to provide additional information and should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently.

A reconciliation of net income to adjusted net income as extracted from the unaudited condensed interim consolidated financial statements is set out in the table below:

	Three months ended
	March 31,
	2018	2017
	$	$
	(000’s)	(000’s)

Consolidated net income (loss) for the period	57,428	(4,557)
Adjustments for non-recurring and significant recurring non-cash items:
Share-based payments	3,994	1,601
Impairment of long-lived assets	18,186	—
Write-down of mineral property interests	—	1,439
Unrealized (gains) losses on fair value of convertible notes	(11,214)	14,456
Unrealized (gains) losses on derivative instruments	(2,105)	5,337
Write-down of long-term investments	—	883
Deferred income tax (recovery) expense	(8,948)	198

Adjusted net income for the period	57,341	19,357

Basic weighted average number of common shares outstanding (in thousands)	982,160	970,440

Adjusted net earnings per share–basic ($/share)	0.06	0.02

SUMMARY OF QUARTERLY RESULTS

	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
	2018	2017	2017	2017	2017	2016	2016	2016

Gold revenue ($ in thousands)	344,288	173,990	154,109	164,322	146,256	181,189	193,049	164,803

Net income (loss) for the period ($ in thousands)	57,428	34,466	12,393	19,264	(4,557)	8,077	35,678	(11,806)

Earnings (loss) per share(1) – basic ($)	0.06	0.03	0.01	0.02	(0.01)	0.01	0.04	(0.01)

Earnings (loss) per share(1) – diluted ($)	0.04	0.03	0.00	0.02	(0.01)	0.00	0.04	(0.01)

Cash flows from operating activities ($ in thousands)	147,276	25,606	41,772	48,023	39,599	82,338	90,316	67,604

Gold sold (ounces)	259,837	137,695	121,597	131,737	119,937	151,524	145,029	130,829

Average realized gold price ($/ounce)	1,325	1,264	1,267	1,247	1,219	1,196	1,331	1,260

Gold produced, excluding Fekola pre-commercial production results(2) (ounces)	239,684	167,850	129,288	121,448	132,736	140,651	146,686	135,242

Gold produced, total including Fekola pre-commercial production results(2) (ounces)	239,684	240,753	135,628	121,448	132,736	140,651	146,686	135,242

Cash operating costs(2)(3) ($/ounce gold)	481	565	563	631	564	546	491	494

Total cash costs(2)(3) ($/ounce gold)	569	611	614	678	607	591	544	535

All-in sustaining costs(2)(3) ($/ounce gold)	750	905	921	974	889	877	702	731

Adjusted net income(2)(3) ($ in thousands)	57,341	5,704	13,887	12,851	19,357	2,506	48,617	28,977

Adjusted earnings per share(2)(3) - basic ($)	0.06	0.01	0.01	0.01	0.02	0.00	0.05	0.03

(1)	Attributable to the shareholders of the Company.

(2)	Starting December 1, 2017, the table includes results from the Fekola Mine which reached commercial production November 30, 2017.

(3)
Non-IFRS Measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

The results in the first quarter of 2018 reflect the impact of the first full quarter of production from the Fekola Mine, which achieved commercial production on November 30, 2017. Quarterly gold revenue in the first quarter of 2018 increased due to a full quarter of sales from the Fekola Mine, including sales of bullion held in inventory at December 31, 2017, as well as an increase in the average realized gold price. Quarterly gold revenue in 2017 decreased from 2016 levels due to lower production levels in 2017 compared to 2016 as well as a decrease in the average realized gold price. Net income in the first quarter of 2018 reflect the results of the low-cost Fekola production. Net income in the 2016 quarters also reflect the strong operating performance of the mines. The net loss in the second quarter of 2016 reflected a $37 million loss on change in the fair value of the convertible notes.
Quarterly cash flows provided by operating activities for the first quarter of 2018 reflect the cash flows from first full quarter of commercial production from the Fekola Mine. Quarterly cash flows provided by operating activities for the second quarter of 2017 included $15 million in proceeds from the Company's Prepaid Sales transactions. The higher cash flows provided by operating activities in 2016 compared to 2017 reflect higher revenues and strong operational mine results in 2016. In the fourth quarter of 2017, cash flows provided by operating activities were lower than the third quarter of 2017 due to working capital increases for inventory relating to the Fekola Mine.
OUTLOOK
As outlined above, B2Gold had a highly successful first quarter of 2018. The highlights were: the first quarter of full scale commercial production from the Company's new, largest, and lowest-cost gold mine, the Fekola Mine in Mali; the continued strong performances of the Masbate and Otjikoto gold mines in the Philippines and Namibia, respectively; strong financial results due to the record quarterly gold production revenue, and dramatically increased cash flows from operations to $147 million (a 272% increase over the first quarter of 2017). Also in the quarter, the Company continued to pursue growth by significantly advancing its development and exploration projects.

In addition, during the first quarter of March 31, 2018, B2Gold reported that it had ended the quarter in a strong cash position of $168 million and paid down the Company’s revolving corporate debt facility by $75 million to leave an outstanding balance of $275 million at quarter-end. Subsequent to the quarter, the Company made further net repayments of $25 million on the revolver. The Company also pursued studies and programs to expand production from existing mines and continued to aggressively pursue growth through the exploration and advancement of the Company’s impressive portfolio of mineral properties.

Based on the successful first quarter results, and current projections, including the first full year’s production from the Fekola Mine, B2Gold’s consolidated gold production will increase by 300,000 ounces to between 910,000 and 950,000 ounces of consolidated gold production in 2018, with projected all-in sustaining costs of between $780 to $830 per ounce.

The Fekola Mine success is the latest in a series of accretive acquisitions, construction and exploration successes that have resulted in a steady rise in profitable production over the last 11 years, from 2007, when B2Gold was created as a junior exploration company with no gold production, to the projected 2018 production of between 910,000 to 950,000 ounces gold from the Company’s five gold mines in four countries.

This dramatic growth has been driven by a number of key factors. Amongst them are: the Company’s disciplined approach to acquisitions, based on detailed due diligence by B2Gold’s experienced, technical, legal and financial teams; the outstanding performance of our in-house construction team; B2Gold’s highly-experienced exploration team that has realized significant exploration success at the Company’s properties; and our dedicated country and mine management teams and employees, who are supported and empowered by our corporate executive and management teams.

This dramatic growth and the Company’s historic and ongoing commitment to exploration and accretive development acquisitions have resulted in the Company generating numerous additional exciting growth opportunities from existing assets.

Looking Forward

For the rest of 2018 and beyond, B2Gold plans to: continue to optimize production from its existing gold mines; strive to maintain its outstanding health and safety records; continue commitment to Corporate Social Responsibility; remain in a strong financial position while reducing debt levels; and pursue further growth through the exploration and development of our impressive pipeline of existing properties and new exploration initiatives.

With some investors and therefore gold mining companies' recent renewed interest in growth, B2Gold believes that competition for the acquisition of development assets has returned and will likely continue to increase. With our successful strategy to date of contrarian opportunistic acquisitions that have been successfully developed, while growth was largely out of favour, B2Gold’s near-term strategy does not include competing for growth through significant mergers or acquisitions of development-stage companies or projects. Instead, B2Gold intends to focus on organic growth, unlocking potential value through the possible expansion of B2Gold’s existing mines, development of opportunities at current projects and further brownfields and grassroots exploration around the mines and existing properties. In addition, B2Gold will continue its long-term commitment to exploration as the cheapest source of growth by acquiring and funding exploration opportunities directly and considering potential exploration growth through joint- ventures with, and investments in, junior companies with high-quality exploration projects.

As part of this strategy to pursue organic growth, the Company has budgeted a total of $53 million for exploration in 2018. Brownfields exploration will make up approximately 80% of this budget, focusing on drilling campaigns on existing projects.

In conclusion, 2018 will be another transformative, record-setting year of low-cost gold production for B2Gold as the newest senior gold producer. With the Company’s projected dramatic increase in gold production and cash flows from operations in 2018, the strong production and financial results from the first quarter, and commitment to the pursuit of continued growth through the exploration and development of the Company's existing pipeline of assets, B2Gold is looking forward to a successful 2018, and beyond.
OUTSTANDING SHARE DATA
At May 9, 2018, 984,028,210 common shares were outstanding. In addition, there were approximately 53 million stock options outstanding with exercise prices ranging between Cdn.$0.84 to Cdn.$4.05 per share and approximately 1 million RSUs outstanding.
CAUTION ON FORWARD-LOOKING INFORMATION

This MD&A includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation, including projections, guidance, forecasts, estimates and other statements regarding future financial and operational performance, events, production, growth, mine life, revenue, including an assumed gold price of $1,300, cash flows, including projected increase of cash from operations in 2018, costs, including projected cash operating costs and AISC and expected decrease of forecast consolidated cash operating costs and AISC in 2018, capital expenditures, budgets, ore grades, sources and types of ore, throughput, ore processing, production estimates and guidance, including the Company’s projected increase of gold production to between 910,000 and 950,000 ounces in 2018, reflecting production growth of approximately 300,000 ounces from 2017, project-specific projections of gold production and costs, and statements regarding anticipated exploration, drilling, development, construction, permitting and other activities and achievements of the Company, including but not limited to: the Company achieving transformational growth in 2018, 2018 being a record setting year of low-cost production for the Company, the planned repayment of the Company’s debt in 2018, including anticipated repayment of the Company’s $259 million convertible notes, the Company projecting that it will have sufficient liquidity from 2018 operating cash flows and existing credit facilities to repay such notes in full and maintain a strong cash position, the utilization by the Company of both undrawn equipment loan facilities for equipment purchases in 2018 and early 2019, the potential increase in the RCF, the delivery of ounces under the Prepaid Sales transactions, settlement of oil or gold forward contracts, West Africa and Nicaragua being the focus of exploration in 2018, the Fekola Shareholders’ Agreement and Share Purchase Agreement being ratified during the Mali National Assembly session in June 2018, the Fekola North Extension Zone drill results continuing to convert resources to reserves, the potential for the Fekola deposit to increase in size significantly to the north and the potential, with further drilling, for a larger open-pittable resource and reserve, the potential of the Fekola property to host additional large Fekola-style gold deposits, the estimated addition of gold ounces to the Fekola Mine plan with further drilling, the release of an updated Fekola mineral resource in the third quarter of 2018, mining costs potentially increasing at the Fekola Mine due to an increase in maintenance requirements and the timing thereof, further results of the Anaconda drill program being released later in the year, the expansion of the Masbate processing plant and its preliminary works commencing in the second quarter of 2018, such expansion coming online in early 2019 and the projected effects of such expansion on Masbate Project’s annual production, the expected reduction of the Otjikoto HFO consumption and associated power generation fuel costs as a result of changing the Otjikoto power plant to an HFO solar hybrid plan, production at the Wolfshag Pit at the Otjikoto Mine resuming in 2019 and the quality of its open-pit mill feed, production at the Jabali Antenna Pit starting in the July of 2018 and the related preconditions being satisfied prior to, the processing of ore from Jabali Antenna Underground beginning in July 2018, the timing of current plans at La Libertad, including capital expenditures expected to be incurred later in 2018, El Limon Mine being expected to meet 2018 guidance and costs returning to budgeted levels for the remainder of 2018, Mercedes at El Limon Mine being mined out in 2018, the newly discovered El Limon Central zone and its potential to decrease El Limon’s cash operating costs per ounce and AISC per ounce and significantly increase its mine life and potentially lead to mill expansion, the results of the study of the potential to expand El Limon throughput to significantly increase production and reduce cash operating costs being available by mid-2018, the Gramalote Project, the Company’s ownership interest therein and the Company’s reassessment of its options with respect to the future of the Gramalote Project, the Toega Project and the determination of the ultimate size and economic potential of the Toega zone, continuing studies at the Toega Project and the timing of drilling results from the Toega Prospect drill program, the closing of the disposition of the Mocoa property by the Company and the timing thereof, IFRS 16, its effects and the timing of the Company’s assessment thereof, the Company’s plans regarding: (i) optimizing production from its gold mines, (ii) maintaining its health and safety records, (iii) commitment to Corporate Social Responsibility, (iv) remaining in a strong financial position while reducing debt levels, and (v) pursuing further growth through the exploration and development of its pipeline of existing properties and new exploration initiative, and the Company continuing to acquire and explore grass roots exploration opportunities and potential growth through joint-ventures and investment in junior companies with high-quality exploration project. Estimates of mineral resources and reserves are also forward-looking statements because they constitute projections regarding the amount of minerals that may be encountered in the future and/or the anticipated economics of production, should a production decision be made. All statements in this MD&A that address events or developments that the Company expects to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as “expect”, “plan”, “anticipate”, “project”, “target”, “potential”, “schedule”, “forecast”, “budget”, “estimate”, “intend” or “believe” and similar expressions or their negative connotations, or that events or conditions “will”, “would”, “may”, “could”, “should” or “might” occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.

Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold’s control, including risks associated with the volatility of metal prices and the Company’s common shares; risks and dangers inherent in exploration, development and mining activities; uncertainty of reserve and resource estimates; risk of not achieving production, cost or other estimates; risk that actual production, development plans and costs differ materially from the estimates in the Company’s feasibility studies; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; uncertainty about the outcome of negotiations with the Government of Mali; risks related to environmental regulations or hazards and compliance with complex regulations associated with mining activities; the ability to replace mineral reserves and identify acquisition opportunities; unknown liabilities of companies acquired by B2Gold; ability to successfully integrate new acquisitions; fluctuations in exchange rates; availability of financing; risks related to financing and debt, including potential restrictions imposed on the Company’s operations as a result thereof and the ability to generate sufficient cash flows; risks related to operations in foreign and developing countries and compliance with foreign laws, including those associated with operations in Mali, Namibia, the Philippines, Nicaragua and Burkina Faso and including risks related to changes in foreign laws and changing policies related to mining and local ownership requirements; risks related to remote operations and the availability of adequate infrastructure, fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks including local instability or acts of terrorism and the effects thereof; risks related to reliance upon contractors, third parties and joint venture partners; risks related to lack of sole decision-making authority related to Filminera Resources Corporation, which owns the Masbate Project; challenges to title or surface rights; dependence on key personnel and ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; changes in tax laws; community support for the Company’s operations including risks related to strikes and the halting of such operations from time to time; risks related to conflict with small scale miners; risks related to failures of information systems or information security threats; the final outcome of the audit by the Philippines Department of Environment and Natural Resources in relation to the Masbate Project; ability to maintain adequate internal control over financial reporting as required by law, including Section 404 of the Sarbanes-Oxley Act; risks related to compliance with anti-corruption laws; as well as other factors identified and as described in more detail under the heading “Risk Factors” in B2Gold’s most recent Annual Information Form, the Company’s current Form 40-F Annual Report and B2Gold’s other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the “SEC”), which may be viewed at www.sedar.com and www.sec.gov, respectively (the “Websites”). The list is not exhaustive of the factors that may affect the Company’s forward-looking statements. There can be no assurance that such statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. The Company’s forward looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. The Company’s forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to the Company’s ability to carry on current and future operations, including development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; the Company’s ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

CAUTIONARY STATEMENT REGARDING MINERAL RESERVE AND RESOURCE ESTIMATES, PRODUCTION AND PRODUCTION GUIDANCE

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. All mineral resource and reserve estimates included in this MD&A and the documents referenced herein have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the mineral reserve disclosure requirements of the SEC set out in Industry Guide 7. Consequently, reserve and resource information contained in this MD&A and the documents referenced herein is not comparable to similar information that would generally be disclosed by U.S. companies in accordance with the rules of the SEC.

In particular, the SEC’s Industry Guide 7 applies different standards in order to classify mineralization as a reserve. As a result, the definitions of "mineral reserves," "proven reserves" and "probable reserves" used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. Accordingly, mineral reserve estimates contained in this MD&A and the documents referenced herein may not qualify as “reserves” under SEC standards.

In addition, this MD&A and the documents referenced herein may use the terms “mineral resources”, ‘measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” to comply with the reporting standards in Canada. The SEC’s Industry

Guide 7 does not recognize mineral resources and U.S. companies are generally not permitted to disclose resources in documents they file with the SEC. Investors are specifically cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into SEC defined mineral reserves. Further, “inferred mineral resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, investors are also cautioned not to assume that all or any part of an inferred mineral resource exists. In accordance with Canadian rules, estimates of “inferred mineral resources” cannot form the basis of feasibility or, except in limited circumstances, other economic studies. It cannot be assumed that all or any part of “inferred mineral resources” will ever be upgraded to a higher category or mineral resources or that mineral resources will be classified as mineral reserves. Investors are cautioned not to assume that any part of the reported “inferred mineral resources” in this MD&A or the documents referenced herein is economically or legally mineable. For the above reasons, information contained or referenced in this MD&A that describes the Company’s mineral reserve and resource estimates or that describes the results of feasibility or other studies is not comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

Production results and the Company’s guidance presented in this MD&A reflect the total production at the mines the Company operates on a 100% basis.

QUALIFIED PERSONS

Tom Garagan, Senior Vice President of Exploration, a qualified person under NI 43-101, has approved the disclosure of the information regarding the Anaconda mineral resource and Mr. Garagan and Peter Montano, Project Director, also a qualified person under NI 43-101, have approved the disclosure of all other scientific and technical information contained in this MD&A.